BROADENING THE POTENTIAL

Annual Report 2004

GPC Biotech's Oncology Pipeline


Drug Programs
Drug Discovery and Development
Drug Discovery
Pre-clinical development
Clinical development
Phase 1
Phase 2
Phase 3
Satraplatin
2nd line treatment of HRPC (SPARC Trial)
with radiaton therapy in non-small cell lung cancers
Monoclonal Antibody (1D09C3)
relapsed/refractory B-cell lymphomas
Cell Cycle Inhibitor (RGB 286199)
refractory cancers
Multiple programs focused on kinase inhibitors and apoptosis inducers

Key Figures

U.S. GAAP		2004	2003	2002
Financial performance				
Revenues	€ in thousands	12,649	21,594	21,511
R&D expenses	€ in thousands	40,202	37,741	38,053
R&D of total operating expenses	%	75	74	66
G&A expenses	€ in thousands	13,173	11,526	11,191
Non-cash charges for stock options and convertible bonds (incl. in R&D and G&A expenses)	€ in thousands	3,451	2,511	3.550
Impairment of goodwill	€ in thousands	–	–	7,314
Amortization including impairment of intangible assets acquired in a business combination	€ in thousands	166	1,801	1,349
Net loss	€ in thousands	(39,927)	(26,831)	(32,934)
Cash flow				
Net cash used in operating activities	€ in thousands	(37,816)	(22,974)	(23,537)
Cash used in purchase of property, equipment and licenses	€ in thousands	(1,071)	(1,669)	(1,635)
Net cash burn[1]	€ in thousands	(38,887)	(24,643)	(25,172)
Net cash provided by (used in) financing activities	€ in thousands	79,672	42	(255)
Balance sheet data				
Cash, cash equivalents, restricted cash, marketable securities and short-term investments	€ in thousands	130,990	91,671	117,856
Total assets	€ in thousands	141,893	101,564	132,333
Shareholders' equity	€ in thousands	124,833	81,879	107,270
Equity ratio[2]	%	88	81	81
Share data				
Earnings per share (basic and diluted)[3]	€	(1.60)	(1.29)	(1.59)
Dividends	€	–	–	–
Number of shares issued and outstanding as of Dec. 31	in thousands	28,741	20,754	20,720
Weighted average number of shares outstanding	in thousands	24,951	20,732	20,689
Additional information				
Employees as of Dec. 31		171	181	208

[1] Cash flow from operating activities plus cash used in purchase of property, equipment and licenses.
[2] Total equity/total assets
[3] Based on the weighted average number of shares outstanding.
"$" amounts throughout the Annual Report refer to U.S. dollars.

Our Mission

GPC Biotech’s mission is to discover, develop and commercialize new anticancer drugs.

Content

2 Broadening the Potential

10 Highlights

12 Letter to Shareholders

16 Satraplatin: Building on the Opportunity

20 Drug Discovery and Development: Growing the Pipeline

24 GPC Biotech Stock

29 Report of the Supervisory Board

30 Executive Committee

32 Glossary

35 Financial Calendar and Contacts

Insert: Form 20-F

Broadening the Potential

Oliver Sartor, M.D.

Chief of Hematology/Oncology,

Director Stanley S. Scott Cancer Center,

Lousiana St. Univ. Health Science Ctr. New Orleans

“With advances in the diagnosis of prostate cancer in recent years, patients today are being identified and treated at earlier timepoints in the natural history of their disease. This gives clinicians a greater window of opportunity to treat patients. However, for patients with hormone-refractory or advanced disease, there is no cure. Hormone-refractory prostate cancer is a disease that demands to be treated, and there remains a great need for new and effective therapies.”

“ There remains a great need for new and effective therapies for hormone-refractory prostate cancer.”

BroadeningCora the Potential

N. Sternberg, M.D.,FACP Chief of the Department at the San Camillo and Rome, Italy

“As recently published in the peer-reviewed literature, we had already seen very encouraging results with satraplatin in combination with prednisone in the hormone-refractory prostate cancer setting – including a statistically significant increase in progression-free survival. Having been lead investigator on this earlier study and now as a principal investigator in the ongoing Phase 3 SPARC trial, I am especially interested in seeing this promising compound being moved forward in development.”

“ Satraplatin has the potential to become an important new treatment for patients with hormone-refractory prostate cancer.”

Broadening the Potential

Hak Choy, M.D. Professor and Chair of the Department of Radiation Oncology at the University of Texas Southwestern Medical Center at Dallas

“While platinum-based drugs have been shown to enhance the effects of radiation therapy in treating cancer patients, it is very difficult to give daily doses of such intravenously administered drugs. Satraplatin, as a capsule, may offer important advantages by enabling a convenient daily dosing schedule, which could increase the potential beneficial effects of the radiation.”

“ Satraplatin could increase the potential beneficial effects of radiation therapy.”

Broadening the Potential

Mirko Scherer, Ph.D. Senior Vice President, Chief Financial Officer GPC Biotech AG

“Our successful refinancing of the Company in 2004 enables us to further broaden the potential of GPC Biotech on several planes. This includes, most importantly, enhancing our ability to maximize the opportunity for satraplatin. As a truly transatlantic company, it was a logical step for us to list on the NASDAQ in conjunction with this financing. The NASDAQ listing is serving as a gateway for us to effectively access the large biotechnology investment community in the U.S.”

“Our successful refinancing of the Company in 2004 enables us to further broaden the potential of GPC Biotech.”

Highlights

A Year of Significant Achievements

2004

JANUARY	**January 14, 2004** GPC Biotech Announces Achievement of New Milestones in Collaboration with ALTANA Pharma's U.S. Division, ALTANA Research Institute
FEBRUARY	**February 3, 2004** GPC Biotech Expands Satraplatin Phase 3 Multinational Registrational Trial in Europe **February 13, 2004** GPC Biotech Achieves Milestone in Osteoarthritis Alliance with Aventis **February 20, 2004** GPC Biotech Presents New Data on Efficacy of Satraplatin in Tumor Cells Resistant to TAXOTERE® and TAXOL® **February 23, 2004** GPC Biotech Announces Peer-Reviewed Publication on Use of LeadCode™ to Scan the Proteome for Targets of Small Molecule Kinase Inhibitors
MARCH	**March 9, 2004** GPC Biotech Reports Financial Results for Fiscal Year 2003 **March 29, 2004** GPC Biotech Presents Updates on Three Oncology Drug Development Programs at AACR
APRIL	**April 2, 2004** GPC Biotech AG Plans an Equity Offering and a NASDAQ Listing **April 30, 2004** GPC Biotech Reports Financial Results for First Quarter 2004
JUNE	**June 22, 2004** GPC Biotech Announces Issuance of U.S. Patent Covering Anticancer Lead Cell Cycle Inhibitor **June 25, 2004** GPC Biotech Announces Subscription Price of Rights Offering **June 30, 2004** GPC Biotech Announces Pricing of Global Offering and Completion of Capital Increase; Company Raises Net Proceeds of $95.3 Million (€78.6 Million)
AUGUST	**August 5, 2004** GPC Biotech Reports Financial Results for Second Quarter and First Half of 2004

SEPTEMBER

September 1, 2004
GPC Biotech Announces Election of James Frates to the Supervisory Board

September 1, 2004
GPC Biotech Announces Phase 1/2 Trial of Satraplatin in Combination with Radiation Therapy in Patients with Non-Small Cell Lung Cancer Opens for Accrual

September 30, 2004
GPC Biotech Presents Data on 1D09C3 Anticancer Monoclonal Antibody at EORTC-NCI-AACR Conference

NOVEMBER

November 9, 2004
GPC Biotech Reports Financial Results for Third Quarter and First Nine Months of 2004

November 22, 2004
GPC Biotech Presents In Vitro Data on Satraplatin at AACR Prostate Cancer Meeting

DECEMBER

December 9, 2004
GPC Biotech Announces Clearance from Swiss Regulatory Authority to Initiate Human Clinical Trials with 1D09C3 Anticancer Monoclonal Antibody

December 17, 2004
GPC Biotech AG and Debiopharm S.A. Announce Partnering of Small Molecule MHC Class II Antagonists Program for Autoimmune Diseases

December 23, 2004
GPC Biotech Announces Achievement of Milestones Totaling $1.2 Million in Collaboration with ALTANA Pharma AG

2005

FEBRUARY

February 1, 2005
GPC Biotech Announces Initiation of Phase 1 Human Clinical Trial with 1D09C3 Anticancer Monoclonal Antibody

February 28, 2005
Data from Clinical Trial of Satraplatin for the Treatment of Hormone-Refractory Prostate Cancer Published in *Oncology*

Highlights 10 | 11

Letter to Shareholders

Bernd R. Seizinger, M.D., Ph.D.Chief Executive Officer

Dear Shareholders: Our focus during 2004 was on broadening GPC Biotech’s potential to build for the future success of the Company. The year was marked by important achievements, including a major financing, a NASDAQ listing, the advancement of our oncology drug development programs and the laying of the groundwork to expand the medical and commercial opportunities for our lead anticancer drug candidate, satraplatin.

Our financing in the summer of 2004 was one of the most successful biotechnology industry public offerings of the year, in terms of funds raised, on either side of the Atlantic: We raised approximately € 78 million (~$95 million) in net proceeds. The money raised through this financing is enabling us to confidently pursue the discovery and development of new anticancer therapeutics.

In conjunction with this financing, we listed American Depositary Shares on the NASDAQ Stock Market, which we believe to be a key step on our road to becoming an important international oncology player in the biotech industry.

Our allocation of resources from the financing is directly linked to value creation. Thus, we are investing the largest amount of money in our most advanced programs, the heaviest weight being on satraplatin, which is currently in the final stage, Phase 3, of clinical trials. All three of our oncology development programs made important steps forward during the year, and we continue to be very excited about the potential each holds for treating cancer patients.

Lead Anticancer Drug Candidate Satraplatin

In 2003, we had a long string of key achievements with satraplatin, including the presentation of important data in patients with hormone-refractory prostate cancer (HRPC), gaining “fast track” designation and completing the Special Protocol Assessment (SPA) process with the FDA, the U.S. drug regulatory authority. We began 2004 with another key achievement – the receipt of a

“Our focus will continue to be on building value by advancing and broadening our drug pipeline.”

“Scientific Advice” letter from the European central regulatory agency, the EMEA. The receipt of this letter means that we can use one and the same clinical trial – the SPARC trial – as the basis for regulatory filings for marketing approval both in the U.S. and in Europe. We also presented a variety of pre-clinical data at key scientific conferences throughout the year that support our development of satraplatin in HRPC.

However, much of our efforts in 2004, although very important, were “behind the scenes” as we focused on patient recruitment in the SPARC trial and on working on the many components and data that will be needed for the New Drug Application (NDA) filing, the registrational filing required for marketing approval in the U.S.

During 2004, enrollment in the SPARC trial ramped up as we had expected, and we remain on track to file an NDA with the FDA during the second half of 2006. We now have a total of over 190 sites in more than 15 countries on four continents up and running.

An NDA filing involves thousands of pages of data, and much of that involves information that is not from the actual registrational trial. Many people in our Company both in the U.S. and Germany are working hard to advance the various components of the NDA filing, including clinical and pre-clinical data, manufacturing information and more.

The SPARC trial and the planned NDA filing for satraplatin as a second-line chemotherapy treatment for HRPC are very important to the future success of our Company. Indeed, with the approval of TAXOTERE® in the first-line chemotherapy setting in HRPC in 2004, the medical need for effective second-line treatments is growing and also represents an increasingly attractive commercial opportunity. Although TAXOTERE® has been shown to prolong the survival of HRPC patients, the treatment does not cure them, requiring the need for subsequent treatment options.

However, despite the significant medical and commercial opportunities in prostate cancer treatment, we do not see satraplatin as a one-indication therapy. We believe it holds the potential to be used to treat a variety of cancers and in a variety of combination therapies. While our initial indication – second-line chemotherapy of HRPC – is an important building block, our plan is to further explore other therapeutic applications to maximize the potential for satraplatin. With our successful financing in 2004, we now have the financial means, as well as the development expertise, to initiate several additional clinical trials in other potential indications where satraplatin could help cancer patients. I am pleased that the first such study opened for accrual in the fall of 2004. This new study is a Phase 1/2 clinical trial evaluating satraplatin in combination with radiation therapy in patients with non-small cell lung cancer, one of the most common and difficult-to-treat human cancers. We share our thoughts and excitement later in this Annual Report about why we believe the satraplatin/radiation therapy combination represents a major opportunity for the Company.

Building from there, we plan to open additional clinical trials with satraplatin in the year ahead. Indeed, we are very fortunate

Letter to Shareholders 12 | 13

in that a number of leading clinicians in the U.S. and Europe have approached us with ideas for a wide variety of trials involving satraplatin in various areas of oncology. We have put together an expanded strategic plan for satraplatin, which includes evaluating and prioritizing the many trial design proposals we have received.

Our Anticancer Drug Pipeline Beyond Satraplatin

We reported with great pride that our first internal research program

– the 1D09C3 anticancer monoclonal antibody - entered human clinical testing in early 2005. Our team of outstanding researchers in Munich initiated this program in 1998, and I am delighted that we have been able to bring 1D09C3 to this key stage. Following the completion of the pre-clinical work on this antibody in 2004 and gaining clearance from the Swiss regulatory authorities and site ethics committee to initiate testing in humans, a Phase 1 study evaluating 1D09C3 in patients with relapsed or refractory B-cell lymphomas was initiated in early 2005. I would like to thank and congratulate our discovery and development teams for their tremendous efforts in moving this program forward.

In 2004 we also announced promising pre-clinical findings with our lead cell cycle inhibitor – the anticancer compound RGB286199. To our knowledge, this compound is the only broad-spec-trum cell cycle inhibitor in pre-clinical development: RGB-286199 targets all known cyclin-dependent kinases, a family of proteins intimately involved in regulating the cell cycle, thus offering the potential to stop cancerous growth at multiple checkpoints in the cell division cycle. This is a program that came out of Mitotix, Inc., the U.S. biotechnology company that GPC Biotech acquired in the year 2000. A cross-functional team from our discovery and development groups is driving this program toward the clinic. Our current focus is on toxicology and formulation, as well as establishing dosing and administration schedules, which are necessary pre-requisites for entering human clinical trials.

Working closely together over the past several years, our discovery and development groups have put an integrated system in place to facilitate a smooth transition for a drug candidate from discovery into pre-clinical and clinical development. The critical elements for this transition are collaboration, communication, partnership and planning. While there is often lively discussion amongst team members about the best way to achieve a goal, the cooperation and efforts of these international cross-functional teams are enhancing our ability to rapidly advance drug candidates that have the potential to be truly novel and groundbreaking anticancer drugs, should they prove safe and efficacious for cancer patients.

In addition to the three development stage programs, we also have several new oncology research programs ongoing. These programs are focused on areas where GPC Biotech has substantial internal expertise, such as protein kinase inhibitors and regulators of programmed cell death that are thought to be key to the cancer problem. Given the high attrition rate of programs in the early stages of discovery, our goal is to work simultaneously on several research programs. I look forward to providing more details about these highly innovative programs as they advance.

While we are no longer focused on technology collaborations, I want to recognize our very important ongoing collaboration with ALTANA Pharma AG and the ALTANA Research Institute, which is located right next to our Waltham, Massachusetts facility in the U.S. Several milestones were achieved in 2004 under this agreement, demonstrating the success of our collaboration. This collaboration will continue to provide GPC Biotech with a revenue stream through mid-2007.

Corporate

In light of our continued progress in advancing GPC Biotech’s anticancer drug pipeline – including satraplatin, which we believe has broad medical and commercial potential in a variety of cancer settings, as well as two additional anticancer programs nearing the clinic – it made sense for GPC Biotech to consider refinancing the Company when the financing window finally opened again in the second half of 2003. We successfully did just that in the early summer of 2004 and more than doubled our cash position. The money from this financing is enabling us to advance and expand our anticancer drug pipeline, thereby broadening the Company’s potential and moving closer to achieving our long-term strategic goals.

This fund-raising effort was combined with listing American Depositary Shares on the NASDAQ Stock Market. During 2004, there were a number of news articles about European companies delisting or trying to delist from U.S. stock exchanges. Why, I am often asked, did GPC Biotech decide to counter that trend, especially with the cost and time involved in complying with U.S. securities regulations?

First, we are truly a transatlantic biotech company. More than half of our employees are based in the U.S. and a number of our key value drivers – our drug development headquarters and our collaboration with ALTANA Pharma, for example – are in the U.S. Thus, listing in the U.S. seemed a natural step for us.

Second, as a biotech company with an oncology compound in late-stage development, most of our peers are located in the U.S. The bulk of biotech investors, too, are U.S.-based. It makes sense for us to more aggressively pursue the U.S. investment community, and by listing in the U.S. we get better access to the largest biotech investing pool in the world.

Third, while implementation of U.S. regulations such as those imposed by the Sarbanes-Oxley Act of 2002 can be time consuming and costly, it is important that we comply with the same set of requirements as our U.S. peers. Compliance with U.S. regulations puts us on a level playing field with U.S. biotech firms in the eyes of the investment communities on both sides of the Atlantic.

In 2004, we added a new member to our Supervisory Board – James Frates, Chief Financial Officer, Vice President and Treasurer of Alkermes, Inc. As CFO of a well-respected, NASDAQ-listed U.S. biotech firm with its own products on the market and a market cap of over $1 billion at the end of 2004, Jim Frates’s financial expertise and extensive experience in the life sciences industry are proving invaluable to GPC Biotech. He also meets the require-

ments under Sarbanes-Oxley of a “financial expert,” and so we are pleased to have him also serve as the head of our Supervisory Board Audit Committee.

As our focus is now on oncology, we have several valuable programs in other areas that we are no longer actively engaged in. One of these programs, our pre-clinical small molecule MHC class II antagonists program for autoimmune diseases, was partnered with Debiopharm S.A. in December 2004. We were pleased to partner this program with such a reputable company that has shown it can successfully bring drugs to the market. For example, Debiopharm developed the blockbuster anticancer drug Eloxatin®.

Next Steps

Our focus will continue to be on building value by advancing and broadening our anticancer drug pipeline. At the top of our list is to advance our lead compound, satraplatin. This will include moving forward with the SPARC registrational trial in HRPC and continuing the substantial behind-the-scenes work needed for the NDA filing for satraplatin. Another priority is exploring other therapeutic applications to maximize the potential for satraplatin through the initiation of additional clinical trials in a variety of cancer settings beyond prostate cancer and in combination with other anticancer treatments.

We will continue to increase awareness of GPC Biotech in the investment community, in Europe as well as in the U.S., by meeting with a variety of investors and presenting at key investor conferences.

We expect 2005 to be a key year in preparing the Company for the next stage in its evolution into a leading transatlantic oncology biotech company. We believe we have what it takes to achieve our ambitious goals.

In conclusion, I would like to thank you, our shareholders, for your continued support and belief in GPC Biotech. I would also like to take this opportunity to cordially thank our employees on both sides of the Atlantic for their dedication and creativity. I am grateful for their hard work in the pursuit of developing a new generation of anticancer drugs and in building the long-term value of our Company.

Sincerely,

Bernd R. Seizinger, M.D., Ph.D.

Chief Executive Officer

Letter to Shareholders 14 | 15

Satraplatin Building on the Opportunity

During 2004, excellent progress was made in advancing the satraplatin Phase 3 registrational trial (SPARC trial). Over 190 clinical sites in Europe, the U.S. and other parts of the world are now recruiting, treating and monitoring patients. Satraplatinrelated highlights during the year included the receipt in February of a Scientific Advice letter from the EMEA, the European central regulatory authority.

This letter enabled the Company to proceed with its registrational plans in Europe using the SPARC trial. A variety of pre-clinical data were presented at key scientific and medical conferences throughout the year that support GPC Biotech’s registration plans for satraplatin. In addition, a Phase 1/2 clinical study evaluating satraplatin in combination with radiation therapy was opened for accrual. This study is the first of several planned smaller trials to explore the potential of satraplatin beyond the initial indication of second-line chemotherapy treatment for hormone-refractory prostate cancer (HRPC).

About Satraplatin

Satraplatin is a member of the platinum family of compounds. Over the past two decades, platinum-based drugs have become a critical part of modern chemotherapy treatments and are used to treat a wide variety of cancers. There are currently three platinum-based drugs on the market – cisplatin, carboplatin and Eloxatin® (oxaliplatin). Worldwide sales of Eloxatin® and carboplatin alone exceeded $2.2 billion in 2004. Unlike the three platinum drugs currently on the market, all of which require intravenous administration, satraplatin is an orally bioavailable compound and is given as capsules that patients can take at home. An oral platinum drug could offer key advantages in a variety of applications, including but not restricted to ease of administration and patient convenience. To our knowledge, satraplatin is the only orally administered platinum-based compound in advanced clinical development.

Satraplatin has been studied in a range of tumors in approximately 30 previous clinical trials sponsored by others that have enrolled in total over 600 patients. Phase 2 trials have been completed in HRPC, ovarian cancer and small cell lung cancer. Other early investigations have suggested that satraplatin might augment the antitumor effects of radiation therapy, a clinical application in which the oral bioavailability of satraplatin could be particularly advantageous. Additionally, unlike the marketed platinum drugs, satraplatin, when given as a monotherapy, has shown activity in a randomized study in prostate cancer. Satraplatin is currently in a Phase 3 registrational trial as a second-line chemotherapy treatment for HRPC.

Stage Migration in Prostate Cancer

Beginning in the late 1980’s, the monitoring of prostate-specific antigen (PSA) levels became widely used in clinical practice as an important diagnostic tool for prostate cancer. Two important implications of this widespread screening are 1) a substantial increase in the percentage of patients who are diagnosed at an early stage, i.e., with clinically localized disease, and 2) treat-ment changes can be instigated when PSA levels rise, instead of waiting until a patient’s symptoms worsen. This shift is having a dramatic impact on the management of prostate cancer.

With PSA screening, prostate cancer is being identified when tumors are smaller and less likely to cause symptoms. Thus, today’s patients tend to be healthier than their historical counterparts. Indeed, these patients, once diagnosed and then monitored using PSA levels, tend to be healthier at each stage of treatment, including when they progress to advanced or hormone-refractory disease. This so-called “stage migration” – with patients being identified and therefore treated earlier in the natural history of their disease – has been observed in many prostate cancer studies.

Data presented in 2004 from the TAXOTERE® Phase 3 studies in patients with HRPC showed a median survival of about 18 months, while progression-free survival did not exceed six months. Thus, after first-line chemotherapy for HRPC, there is ample time for an active therapeutic intervention to exert its anticancer activity. The SPARC trial will assess whether satraplatin given under these conditions will also delay tumor progression and further prolong survival.

In summary, patients with prostate cancer today tend to be treated earlier and with new and more effective therapies that they are often better able to tolerate than the treatments that were available in the past.

Second-Line Chemotherapy for Hormone-Refractory Prostate Cancer – Addressing an Important Unmet Medical Need

Prostate cancer is the most common cancer among men in the U.S. and Europe. Approximately 232,000 men in the U.S. are expected to be diagnosed with the disease in 2005. With over 30,000 U.S. deaths estimated in this indication in 2005, prostate cancer is the second leading cause of cancer-related death in men – second only to lung cancer. Since the incidence of prostate cancer increases with age, the aging of the overall population is expected to further increase the number of prostate cancer patients.

Prostate cancer treatment is also rapidly evolving. Due to advances in the diagnosis of prostate cancer in recent years, patients are living longer at each stage of the disease.

Most patients diagnosed with prostate cancer initially receive surgery or radiation therapy, and some of these patients are cured. For many others the disease recurs. At this point, the recurrent disease is treated with hormonal therapy, and most patients initially respond well to this treatment. Eventually, however, the cancer cells become hormone resistant – or “refractory” – and the tumor again progresses.

For patients with hormone-refractory or advanced prostate cancer, there is no cure, and, until recently, no drug had even been shown to extend the survival of these patients. In 2004, however, treatment with the chemotherapy drug TAXOTERE® (docetaxel) was reported to show a significant improvement in survival in HRPC patients when compared to the previous standard of care. These data, along with additional supportive information, led to the approval for the marketing in 2004 of TAXOTERE® in both the U.S. and Europe as a first-line chemotherapy treatment for HRPC. GPC Biotech believes that the success of this treatment will result in many more HRPC patients being treated with chemotherapy.

Satraplatin 16 | 17

Daniel P. Petrylak, M.D.

Associate Professor of Medicine at Columbia University Medical Center and Director of the Genitourinary Oncology Program at New York Presbyterian Hospital

“We are seeing a paradigm shift in the treatment of prostate cancer. In 2004, results of two large clinical trials showed that a chemotherapy drug – TAXOTERE® – can prolong sur-vival of patients with hormone-refractory prostate cancer. With the marketing approval of TAXOTERE® for the first-line treatment of HRPC, there is an increasing need for effective second-line treatment options.”

The increasing use of chemotherapy in prostate cancer is creating a greater need for additional effective therapeutic options for HRPC patients, i.e., for second-line chemotherapy treatments. This need is further bolstered by the fact that cure is not expected in HRPC with currently approved first-line chemotherapy treatments, including TAXOTERE® regimens. Satraplatin is in a Phase 3 registrational trial as a second-line chemotherapy treatment in HRPC and is believed to be the only compound currently in Phase 3 clinical testing for this indication.

SPARC Trial Key Figures – Double-blinded, randomized Phase 3 registrational trial – Indication: Second-line chemotherapy of HRPC– Satraplatin + prednisone versus placebo + prednisone – Primary endpoint: Based on disease progression – Secondary endpoints: – Time to pain progression – Overall survival – Accrual goal: 912 patients, 637 events of disease progression required for statistical analysis – Special Protocol Assessment completed with FDA – End of Phase 2 meeting held with FDA– Fast track designation granted by FDA – Scientific Advice letter received from EMEA

Moving Forward with the SPARC Phase 3 Registrational Trial

Patient recruitment in the SPARC (Satraplatin and Prednisone against Refractory Cancer) Phase 3 registrational trial was initiated in the fall of 2003 and continued during 2004. More than 190 sites in over 15 countries on four continents are now up and running and accruing patients to the study.

During 2004, an Independent Data Monitoring Board (DMB) was established for the SPARC trial. Independent DMBs are routinely established to oversee double-blinded, randomized Phase 3 trials for cancer treatments to review safety and efficacy data from such ongoing studies on a regular basis. Based on these reviews, a DMB will periodically recommend whether a study should continue as planned, be modified or stopped. The DMB for the SPARC trial met in late October 2004 to discuss the first interim analysis of data from the trial, which focused on a review of the safety data. After this review, the DMB recommended that the SPARC trial continue as planned, which confirmed that no unexpected or unacceptable level of toxicities had been seen in the trial to date.

Patient enrollment in the SPARC trial remains on track, and the Company expects to file a New Drug Application (NDA) with the FDA, the U.S. drug regulatory authority, in the second half of 2006.

Building the Body of Supportive Data

The submission for marketing approval of a drug involves many components, including not only the efficacy and safety data from the registrational trial in a given indication but also supportive clinical and pre-clinical findings, manufacturing information and much more. During 2004, GPC Biotech presented a variety of pre-clinical data supporting the Company’s registrational plans for satraplatin.

In February 2004, new in vitro data on the efficacy of satraplatin in tumor cells resistant to both TAXOTERE® and TAXOL® (paclitaxel) were reported. These data were presented at the First Conference on Cancer Therapeutics, Molecular Targets, Pharmacology and Clinical Applications, sponsored by the International Chemotherapy Society. The data showed that there was no cross-resistance between satraplatin and these two marketed taxanes that are approved for use as chemotherapeutic agents in the treatment of human cancers. These data are important as many of the patients in the satraplatin Phase 3 registrational trial are expected to have been previously treated with and to have failed a taxane-based therapy prior to entering the SPARC trial.

In March 2004, new in vitro data showing satraplatin to be a potent killer of prostate cancer cells were presented at the 95th Annual Meeting of the American Association for Cancer Research (AACR) in Orlando, Florida. HRPC cell lines were particularly sensitive to satraplatin. These data are supportive of the development of satraplatin to treat patients with HRPC.

In November 2004, additional in vitro data were presented at the American Association for Cancer Research (AACR) meeting, “Basic, Translational, and Clinical Advances in Prostate Cancer,” in Bonita Springs, Florida. These data provide further evidence that satraplatin is a potent cytotoxic agent in prostate cancer cells.

Additional Opportunities

In addition to addressing the growing chemotherapy need in prostate cancer, GPC Biotech believes satraplatin has potential in a variety of other types of cancers. Several of these opportunities are now being explored.

Combination with Radiation Therapy

Radiation therapy is one of the principal methods for treating malignant tumors. The ability of platinum-based drugs to enhance the anticancer effects of radiation therapy is well known. Earlier clinical investigations evaluating satraplatin in combination with radiation therapy suggest that satraplatin might also provide such beneficial effects when combined with radiation therapy. The oral administration of satraplatin may be of particular advantage for use in radiation treatment centers, which are not typically set up to administer intravenous chemotherapy drugs.

Combination with Radiation Therapy

Radiation therapy is an important treatment for many types of cancer. Over 1.1 million patients are estimated to have been treated with radiation therapy in the U.S. in 2004. Platinum-based chemotherapy treatments have been clinically proven to enhance the effects of radiation therapy, and this type of combination therapy is the standard of care for a number of cancers, including non-small cell lung cancer.

Despite the known beneficial effects of the platinum-radiation therapy combination, it is a logistical challenge to administer these two treatments together. All platinum-based compounds on the market today are administered intravenously. These compounds must be prepared under strict safety conditions due to toxicity concerns. In the case of cisplatin, the patient also must be hydrated (given water) extensively, and the entire process takes several hours.

After being treated with the platinum-based compound, the patient has to go to the radiation therapy suite. The platinum-based drug cannot be administered in the same location as the radiation therapy because of different safety requirements. The daily administration of an intravenous platinum-based drug in combination with radiation therapy is therefore not practical on a routine basis. Since radiation therapy is typically administered five days per week for several weeks, the current regimens used for chemoradiation treatments do not optimize the benefits of this combination therapy.

Satraplatin, on the other hand, is given as capsules. As such, it could be taken by the patient just prior to coming to the radiation therapy center. This is a comfortable and convenient option for the patient. Additionally, because satraplatin could be taken daily, it offers the potential to better enhance the treatment effects of the combination therapy. Indeed, early clinical experience combining satraplatin with radiation therapy showed promising results. To build on these earlier results, a Phase 1/2 study evaluating this combination in patients with non-small cell lung cancer was opened for accrual in fall 2004.

One indication in which the combination of chemotherapy and radiation therapy is important is non-small cell lung cancer (NSCLC). In the U.S. alone, over 186,000 patients with NSCLC were treated with radiation therapy in 2004.

In fall 2004, a Phase 1/2 study to evaluate the combination of satraplatin and radiation therapy in patients with locally advanced NSCLC opened for accrual. This study seeks to build on the promising results shown in earlier clinical experience. The Phase 1 portion of the study is expected to enroll up to 30 patients and will determine dose-limiting toxicities, maximum tolerated doses and recommended Phase 2 dosing. Once the recommended doses are defined, the Phase 2 portion of the study will open for enrollment and will evaluate the safety and efficacy of the combination therapy at the selected doses.

In Combination with Other Chemotherapeutics

Today, the vast majority of cancer patients are treated with a combination of treatments instead of a single therapy. Platinum-based drugs have been combined effectively with a variety of other cancer treatments across a broad range of cancer types and are frequently used as part of a combination-therapy approach. A platinum-based compound such as satraplatin that can be easily administered and is relatively well tolerated holds great potential in combination therapies.

GPC Biotech is planning a Phase 1/2 trial evaluating satraplatin in combination with TAXOTERE®. There are known synergies between the platinum and taxane families of compounds, and the combination of a platinum-based compound with a taxane-based drug is currently used for treating a number of different cancers.

Additional small clinical studies are being planned that will explore satraplatin in combination with other anticancer treatments.

Satraplatin 18 | 19

Drug Discovery and Development

Growing the Pipeline

In 2004, GPC Biotech made solid progress with its 1D09C3 monoclonal antibody, completing pre-clinical studies and culminating in the initiation of human clinical testing in early 2005. 1D09C3 is the Company’s first internal research program to advance into human trials.

1D09C3 Anticancer Monoclonal Antibody – Entering the Clinic

GPC Biotech is developing 1D09C3, an anti-MHC (major histo-compatibility complex) class II monoclonal antibody. 1D09C3 has shown anticancer activity in several pre-clinical animal models of various lymphomas and leukemias – cancers of the blood. This monoclonal antibody functions through a mechanism-of-action that GPC Biotech believes is novel and may represent a significant opportunity in the area of oncology.

The Need for New Treatments

In 2004, it was estimated that more than 54,000 people in the U.S. and about 64,000 people in the European Union were diagnosed with non-Hodgkin’s lymphoma (NHL). NHL is the most common form of lymphoma, and anticancer drugs currently used to treat NHL include monoclonal antibodies and small molecule chemotherapy drugs. Currently, there are three monoclonal antibodies approved for the treatment of NHL in the U.S.: RITUXAN® (rituximab), ZEVALIN® (ibritumomab tiuxetan) and BEXXAR® (tositumomab and iodine | 131 tositumomab). Sales of the blockbuster drug RITUXAN® were $1.7 billion in 2004, making it by far the most widely used of these marketed antibodies. Despite the success of this drug, however, a large number of patients do not respond to treatment. Of those who initially respond, many relapse and become refractory after several treatment cycles. There is, therefore, a major growing unmet medical need for the treatment of relapsed/refractory lymphoma patients, including those who have failed RITUXAN® therapy.

1D09C3 – Potential to be a Novel Treatment

Monoclonal antibodies are manufactured proteins that share characteristics with naturally occurring antibodies. Antibodies are produced in response to the presence of foreign substances (antigens) in the body and are extremely specific. Each antibody usually binds to one particular type of antigen presented on a cell and can interfere with that cell’s activity or can cause cell death.

1D09C3 Anticancer Monoclonal Antibody

GPC Biotech’s 1D09C3 anticancer monoclonal antibody is currently in Phase 1 human clinical testing.

The aim of GPC Biotech’s antibody research program was to develop a monoclonal antibody that would bind to MHC class II molecules – immune system-related proteins found on the surface of certain cells – and thereby induce programmed cell death in selected lymphoma and leukemia cells. 1D09C3 was isolated in collaboration with MorphoSys AG from its HuCAL® library of human antibodies.

The 1D09C3 monoclonal antibody binds to the MHC class II molecule, which is a different type of antigen from that targeted by RITUXAN®, ZEVALIN® and BEXXAR®. Additionally, 1D09C3 does not require a functioning immune system, which is frequently compromised in patients previously treated with chemotherapy and/or RITUXAN®. Taken together, this suggests that 1D09C3 functions by a different mechanism, which may increase the likelihood that 1D09C3 will be effective when treatment with other marketed antibodies has failed.

GPC Biotech has presented promising pre-clinical data from a number of animal (in vivo) studies showing consistent antitumor activity in various xenotransplant models, including non-Hodgkin’s, Hodgkin’s and Burkitt lymphomas; multiple myeloma; chronic lymphoid leukemia (CLL) and hairy cell leukemia. In an NHL lymphoma mouse model, the combination of 1D09C3 with RITUXAN® was shown to produce greater anticancer activity than either antibody had alone. It is believed that this effect occurs because the two antibodies have different mechanisms-of-action.

Pre-clinical data on 1D09C3 were presented at two key scientific and medical oncology conferences during 2004: in March, at the 95th Annual Meeting of the AACR in Orlando, Florida, and in September, at the 16th annual EORTC-NCI-AACR joint symposium on “Molecular Targets and Cancer Therapeutics” in Geneva, Switzerland.

Moving Forward into the Clinic

The pre-clinical development of 1D09C3 was successfully completed in the second half of 2004. In December, Swissmedic, the Swiss regulatory authority, granted GPC Biotech permission to initiate human clinical testing of 1D09C3. A Phase 1 study was initiated in early 2005.

The Phase 1 study program will involve major academic centers in Switzerland, Germany and Italy. The Swiss site, where the study has now been initiated, is the Oncology Institute of Southern Switzerland (IOSI), a world-renowned oncology center that has been involved in numerous previous Phase 1 studies.

The study is an open label, Phase 1 study that is evaluating 1D09C3 in patients with relapsed or refractory B-cell lymphomas who have failed prior standard therapy. The goal of the study is to determine the safety and tolerance of the antibody in patients and to recommend a dose and schedule for subsequent Phase 2 studies.

Cell Cycle Inhibitors Program

The cell cycle is a vital process in the body, controlling cell division and ensuring accurate duplication of genetic material. In cancer cells, this process fails to function normally, resulting in uncontrolled cell proliferation. Studies on a wide range of human cancers have shown that mutations in genes that regulate the cell cycle are found in almost all cases. Thus, drugs that inhibit the cell cycle could be useful in treating a large number of different cancers.

Cyclin-dependent kinases (Cdks) are proteins that are involved in the regulation of the cell cycle. At least four different Cdks control various key events during this process. For example, Cdk4 is involved in regulating a cell’s passage through the restriction point in the G1 phase, thereby committing the cell to proceed through the division cycle. Cdk1 is involved in regulating the M phase, also known as mitosis, during which the nucleus of the cell actually divides. (see drawing on page 22)

For several years, GPC Biotech has had a program developing small molecule Cdk inhibitors. The lead compound in this program – RGB-286199 – has been shown to inhibit all known Cdks involved in the regulation of the cell cycle. Thus, RGB-286199 has the potential to stop cancerous cell growth at multiple points in the cell cycle. In vitro, the compound has also been shown to inhibit select non-cyclin dependent kinases associated with cancer.

Drug Discovery and Development 20 | 21

Parent Cell

M-Phase

Daughter Cell

Cdk Inhibitors

Cdk Inhibitors

Cdk Inhibitors

M-Phase

Parent Cell

Cdk Inhibitors

Stops cell division and induces programmed cell death in tumor cells by inhibiting enzymes that regulate the cell division cycle.

In cell culture, RGB-286199 displays potent anti-proliferative activity leading to the induction of apoptosis (programmed cell death) within hours of exposure. In cell culture, the compound is active against both dividing and resting tumor cells, while having comparatively little effect on resting normal cells. These data suggest that RGB-286199 may offer potential for treating solid tumors in which a large percentage of tumor cells are not actively dividing at any given time. The compound has shown anticancer activity against a broad range of cancer cells in cell culture, as well as in animal models of human ovarian, prostate and colon cancer.

Many of the cell cycle inhibitors in development are known as narrow-spectrum cell cycle inhibitors, targeting only a few components that regulate the cell cycle. To the Company’s knowledge, GPC Biotech’s proprietary compound RGB-286199 is the only broad-spectrum cell cycle inhibitor in pre-clinical development. GPC Biotech believes the ability of RGB-286199 to target all known Cdks involved in regulating the cell cycle, combined with its potency and activity across a broad range of cancer cell types, may translate into greater anticancer activity than has been achieved with most other drug candidates in this class.

In March 2004, promising pre-clinical data on RGB-286199 were presented at the 95th Annual Meeting of the AACR, one of the most renowned meetings for cancer research. Currently, pre-clinical toxicity studies are underway, including work to determine appropriate dosing and administration schedules.

Drug Discovery Programs

Research at GPC Biotech is focused on new anticancer drug discovery. The Company’s current approach to drug discovery involves several steps. First, existing small molecules or small molecule classes are identified that are either known to have anticancer activity or known to act on selected targets relevant to cancer. Technologies proprietary to GPC Biotech are applied to focus on understanding how drugs work inside the body in order to predict more accurately their efficacy and safety profiles. One approach taken by the Company is to elucidate the mechanisms of selected oncology drug candidates and then apply advanced medicinal chemistry to create novel drug candidates based on these mechanisms that show increased potency and/or improved safety profiles in comparison to the original small molecule(s). In general GPC Biotech pursues a drug discovery strategy that starts with lead molecules that have established anti-tumor activity which are then optimized in order to generate new drug candidates (“lead to drug” approach). This is in contrast to starting with novel drug targets, performing high-throughput screening followed by lead optimization, which has been the approach most widely used in the industry in recent years (“target to drug” approach). The Company’s drug discovery approach, described above, is intended to improve the chances for successful development and may shorten time to market entry. Most of GPC Biotech’s research programs have potentially broad applications in the treatment of various cancers and are directed toward discovering cytotoxic drugs, i.e., drugs that kill cancer cells rather than just prevent their growth.

GPC Biotech’s current research projects can be classified into two main areas:

Inducers of Programmed Cell Death

Most cytotoxic drugs currently used in cancer therapy work by inducing apoptosis in cancer cells. The mechanisms by which many types of molecules induce apoptosis in cancer cells remain unknown. GPC Biotech is using its internal technological expertise, including the Company’s proprietary LeadCodeTM technology, to gain a better understanding of the mechanisms-of-action of certain molecules. Such an improved understanding may enable GPC Biotech’s researchers to modify the structure and improve the activity of these molecules, making them more suitable for development as anticancer drugs. GPC Biotech is currently researching the mechanism-of-action of several molecules with known anticancer activity.

Inhibitors of Protein Kinases

Protein kinases represent a large family of proteins that play an important role in signaling between and within cells. The inhibition of distinct kinases may represent an important and widely applicable new approach to cancer treatment. There are more than 500 protein kinases encoded by the human genome, and many of these kinases have been implicated in cancer development. Three novel kinase inhibitors – Gleevec®/Glivec® (imatinib mesylate), Iressa® (gefitinib) and TarcevaTM (erlotinib) – have been introduced into the market during the last three years. There are several classes of small molecules that have been shown to inhibit kinases. Currently, GPC Biotech is working on the next generation of these known classes of kinase inhibitors, some of which may have profi-

les suitable for development as novel anticancer drugs.

Collaboration with ALTANA Pharma

GPC Biotech has an important ongoing collaboration with ALTANA Pharma AG. Under this agreement, signed in late 2001, GPC Biotech is working with the ALTANA Research Institute (ARI), located adjacent to GPC Biotech’s facility in Waltham, Massachusetts, USA. This collaboration runs through mid-2007 and includes a research collaboration as well as the transfer of technologies. GPC Biotech is entitled to receive a total of $60 million in payments from ALTANA Pharma, including upfront payments, license and technology transfer fees and research funding over the term of the agreement. In addition, GPC Biotech is also eligible to receive undisclosed research, pre-clinical and clinical milestone payments and royalty payments for each product resulting from collaborative drug discovery programs. In 2003, GPC Biotech licensed its proprietary drug-target interaction technology, LeadCodeTM, to ALTANA Pharma under a separate agreement.

In 2004, several milestones were achieved under the agreement, underpinning the success of the collaboration with ARI. These included implementation milestones involving the successful transfer to ARI of various technologies and improvements to those technologies. Also, several research milestones were achieved under the drug discovery collaborations that are part of the ARI agreement.

Klaus Melchers, Ph.D.Vice President and Chief Operating Officer ALTANA Research Institute“We continued to make solid progress at ARI during 2004, including the successful transfer of technologies and research collaboration work with GPC Biotech. The innovative work we are doing at ARI is supporting ALTANA Pharma’s drug discovery efforts.”

Drug Discovery and Development 22 | 23

GPC Biotech Stock

Dual Listing

In 2004, stock markets in both the U.S. and Europe posted back-to-back yearly gains for the first time in five years. GPC Biotech’s stock again significantly out performed the relevant indices on both sides of the Atlantic for the year.

International Stock Markets

The major stock markets continued to recover in 2004 for the second year in a row. In Germany, the DAX 30 index gained 7% for the year and closed at 4,256 points, only 16 points below its 52-week high. In the U.S., the Dow Jones hit its low for the year in October but recovered in November and December as stocks shook off worries about the Iraq war, the threat of a terror attack and rising U.S. interest rates. The Dow Jones closed up a modest 3% for the year compared to 2003. The performance of different industries varied widely. With a flow of negative news questioning the safety of several commonly used primary-care drugs such as Vioxx®, Celebrex® and Aleve®, the pharmaceutical sector – in contrast to the biotech sector – was one of the worst performers in 2004.

The NASDAQ Composite continued its upswing from 2003 during the first weeks of 2004, followed by a substantial decline that did not abate until the end of August. Indeed, the month of July was one of the worst-performing months in the history of this index. From its low in August, the NASDAQ Composite made substantial gains in a strong year-end rally and closed up 9% for the year compared to 2003. Biotech stocks finished strong, but not as strong as other NASDAQ sectors. The NASDAQ Biotech index ended up 6% for the year, but the performance of individual biotech stocks varied widely, driven mainly by clinical trial news.

In Germany, the TecDAX could not sustain its strong performance of 2003. The TecDAX, like the NASDAQ Composite, performed terribly in July and then hit its low for the year in August. The index did improve through the end of the year, but the earlier losses could not be made up entirely, and the TecDAX closed down 4% compared to 2003.

GPC Biotech Stock

With an increase of 33% during 2004, GPC Biotech’s stock again strongly outperformed all relevant indices in Germany (DAX +7% and TecDAX –4%) and in the U.S. (NASDAQ Composite +9% and NASDAQ Biotech +6%). The stock closed the year 2004 at € 10.53, bringing the market capitalization to € 303 million, com-pared to a stock price of € 7.90 at the end of 2003. The TecDAX ranking, which tracks the 30 largest companies in the technology segment of the Frankfurt Stock Exchange, is based on the market capitalization of the companies and the trading liquidity of their shares. Due to strong stock price performance and increased trading volumes, GPC Biotech’s index standing improved significantly in 2004, with a ranking of 15 in free-float market capitalization and a ranking of 9 in trading liquidity as of December 31, 2004. This compares to a ranking of 22 in free-float market capitalization and a ranking of 13 in trading liquidity as of December 31, 2003.In connection with a successful financing in the summer of 2004, the Company listed American Depositary Shares (ADSs) on the NASDAQ Stock Market in the U.S. The ADSs began trading on June 30 at a price of $14.55. The closing price for the year was $14.21, down 2% from its June 30 price.

Development of GPC Biotech Stock Price 2004 (Indexed)

%

200

150

100

0

1/1

6/30

12/31

date

GPC Biotech

TecDAX

NASDAQ Comp.

NASDAQ Biotech

Major Shareholders

Shareholdings of more than 5%

ALTANA Technology Projects GmbH

(as registered at AGM on August 31, 2004) 8.21%

DWS Investment GmbH

(as filed on July 5, 2004) 7.21%

DIT Deutscher Investment Trust

(as filed on July 30, 2004) 5.56%

Roland Oetker/ROI Verwaltungsgesellschaft mbH

(as filed on November 15, 2004) 5.20%

Key Data for GPC Biotech Stock in 2004

Closing price (Xetra)

Year End (December 31) € 10.53

High (February 17) € 16.36

Low (January 9) € 8.07

Total average daily trading volume 216,895 shares

Weighted average number of shares outstanding 24,950,638 shares

Number of shares outstanding (December 31) 28,741,194 shares

Market capitalization (December 31) € 303 million

Key Data for American Depositary Shares (ADS) in 2004

Closing price (NASDAQ)

Year End (December 31)

$ 14.21

High (November 29)

$ 16.00

Low (August 12)

$ 10.32

Total average daily trading volume 20,693 shares

Underlying share ratio 1:1

Ticker

ISIN: DE0005851505

WKN: 585150

Frankfurt Stock Exchange: GPC

NASDAQ: GPCB

CUSIP: 38386P108

Bloomberg: GPC GR

Reuters: GPCG. DE

Successful Financing and Listing on NASDAQ

In 2004, a number of biotech companies on both sides of the Atlantic raised a total of $20.8 billion via both public and private financings. There were 33 IPOs and 53 follow-on offerings that raised gross proceeds of more than $25 million in the U.S. and Europe during the year.

In the summer of 2004, GPC Biotech completed one of the most successful financings of the year in terms of proceeds in the biotechnology sector. The Company raised net proceeds of approximately € 78 million.

The offering consisted of a rights offering to existing holders of GPC Biotech’s shares and a global offering that included public offerings in Germany and the U.S. and private placements with institutional investors in certain other jurisdictions. The combined offering consisted of a total of 7,160,000 newly issued shares. Of those shares, 2,632,721 newly issued shares were subscribed to by existing shareholders at the subscription price of € 12.50 per share in the rights offering. The remaining 4,527,279 newly issued shares were offered by the Company in the global offering at € 12.00 per share or $14.55 per ADS. This offering was the first major public financing of a biotech company in Germany since the year 2000. The proceeds from the offering are being used primarily to further advance the Company’s drug pipeline, including broadening the market potential for the Company’s lead drug candidate, satraplatin.

Strong Commitment to Corporate Governance

GPC Biotech considers good corporate governance to be a cornerstone for creating shareholder value. Again in 2004, GPC Biotech fully implemented the German Corporate Governance Code (the Code)under its own corporate governance principles. GPC Biotech’s corporate governance principles in some instances exceed German legal requirements as well as exceed the recommendations of the Code. The Company also complies with the corporate governance requirements of the Frankfurt Stock Exchange. GPC Biotech’s corporate governance principles are published on the Company’s Web site.

In 2004, the German financial magazine €uro awarded GPC Biotech the Euro Corporate Governance Quality Award as the company on the TecDAX with the best corporate governance. GPC Biotech was ranked fourth for all companies listed in Germany. The ranking was based on a survey conducted by the Hamburg University of Economics and Politics as well as on the vote of a jury of international capital market experts.

Compliance with U.S. Corporate Governance Requirements

As a result of listing its ADSs on the NASDAQ Stock Market, the Company must now also comply with the corporate governance rules of NASDAQ, as well as U.S. legal requirements under the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) for foreign filers. The Company has revised its corporate governance principles accordingly, and the following amendments have been made. These amendments resulted in even stricter provisions as compared to the Code.

– The Supervisory Board is required to hold meetings on a regular basis without the presence of the Management Board (and not hold such meetings only “if necessary”).

– Loans to Management Board or Supervisory Board members are prohibited.

– All transactions between the Company and a member of the Management Board require the prior approval of the Supervisory Board.

– Each member of the Audit Committee must meet all applicable independence, financial literacy and other requirements of NASDAQ and the U.S. Securities and Exchange Com-mission.

– At least one member of the Audit Committee is required to be a “financial expert.”

– Additional rules for the Audit Committee were imposed.

Compliance with German Corporate Governance Code

Declaration of the Management Board and the Supervisory Board According to Section 161 AktG, in reference to the German Corporate Governance Code as of May 21, 2003

GPC Biotech AG complied with the recommendations of the Commission German Corporate Governance Code of May 21, 2003, with the exception of the following: Deviating from 7.1.2 of the German Corporate Governance Code, the Company did not publish its 2003 consolidated financial statements within 90 days following the end of the financial year, but rather did so on April 30, 2004. In the course of its NASDAQ listing and the related global offering of shares, which meanwhile has been completed, the Company was required to file a registration statement with the United States Securities and Exchange Commission (SEC). In connection with the review of its registration statement by the SEC, the Company revised its accounting policy related to milestone payments to make the policy consistent with U.S. generally accepted accounting principles (GAAP). The consolidated financial statements were part of the registration statement and thus had to be amended accordingly. As a result, it was not possible to complete and publish them before April 30, 2004. GPC Biotech AG will comply with the recommendations of the Commission German Corporate Governance Code of May 21, 2003.*

Martinsried/Planegg, December 10, 2004 GPC Biotech AG Management Board and Supervisory Board

* Please note that the declaration above is not broadly binding upon future activities. The legal framework for the actions of the Management Board and the Supervisory Board is solely derived from the law. The recommendations of the Corporate Governance Commission represent a sensible supplement to the law. It cannot be excluded, however, that in certain situations these recommendations might inappropriately restrict the activities of the Management Board and the Supervisory Board and, thereby, hinder an action that is in the best interest of the Company and its shareholders. Moreover, the Code contains several provisions for which the management of the Company cannot control compliance. In such cases, there may need to be deviations from the recommendations of the Code. Any such deviations will be disclosed, and if necessary explained, in the annual declaration of compliance.

Investor Relations Activities

GPC Biotech’s investor relations activities continued to focus on providing timely, informative and reliable information on the Company to institutional investors, financial analysts and individual shareholders.

During 2004, the Company participated in key institutional investor conferences and conducted numerous one-on-one meetings with members of the investment community in key financial centers in Europe and the U.S. Following the mandatory “quiet period” after the Company’s major financing during the summer of 2004, GPC Biotech significantly expanded its outreach efforts to U.S. investors in the fall of 2004.

GPC Biotech also was able to maintain its extensive analyst coverage in 2004. At year-end, 14 analysts were actively following GPC Biotech.

In 2004, the German financial magazine Börse Online awarded the Company third place in its BIRD (Best Investor Relations Germany) reader survey in the category of companies included in the midcap indices MDAX and TecDAX.

Financial Institutions Covering GPC Biotech (as of 12/31/04)

Baden-Württembergische Bank

BayernLB

Credit Suisse First Boston

DZ Bank

Equinet

Goldman Sachs

Landesbank Baden-Württemberg

Lehman Brothers

M.M. Warburg & Co.

Nord/LB

Pacific Growth Equities

Sal. Oppenheim

Vontobel

WestLB

Designated Sponsors

BayernLB (since January 2, 2004)

WestLB

GPC Biotech Stock 26 | 27

GPC Biotech AG

Consolidated Financial Statements (U.S. GAAP)

According to §292a HGB

December 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and Shareholders of GPC Biotech AG:

We have audited the consolidated financial statements, comprising of the balance sheet, statements of operations, statement of changes in stockholders` equity and statements of cash flows, as well as the notes to the consolidated financial statements, prepared by GPC Biotech AG, Martinsried/Planegg, for the business year from January 1 to December 31, 2004. The preparation and the content of the consolidated financial statements are the responsibility of the Company´s executive board. Our responsibility is to express an opinion whether the consolidated financial statements are in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) based on our audit.

We conducted our audit of the financial statements in accordance with German auditing regulations and generally accepted standards for the audit of financial statements promulgated by Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements.

Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management and Company’s executive board, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that our audit provides reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with U.S. GAAP.

Our audit, which also extends to the Group’s management report presentation of additional disclosures prepared by the executive board, for the business year from January 1 to December 31, 2004, has not led to any reservations. In our opinion, on the whole the Group’s management report provides a suitable understanding of the Group’s position and suitably presents the risks of future development.

In addition, we confirm that the consolidated financial statements and the Group’s management report for the business year from January 1 to December 31, 2004 satisfy the conditions required for the Company’s exemption from its obligation to prepare consolidated financial statements and the Group’s management report in accordance with German law.

Munich, February 21, 2005

Ernst & Young AG

Wirtschaftsprüfungsgesellschaft

/s/ Dr. E. Napolitano	/s/ D. Gallowsky
Dr. E. Napolitano	D. Gallowsky
German Public Auditor	German Public Auditor

GPC Biotech AG

Consolidated Balance Sheets

	December 31,
	2004	2003
	(in thousand €, except share and per share data)
Assets
Current assets:
Cash and cash equivalents	59,421	34,947
Marketable securities and short-term investments	69,248	54,221
Accounts receivable	—	755
Accounts receivable, related party	1,006	—
Prepaid expenses	1,170	1,540
Other current assets	4,211	2,042

Total current assets	135,056	93,505

Property and equipment, net	2,615	3,264
Intangible assets acquired in a business combination, net	413	613
Other assets, non-current	1,488	1,679
Restricted cash	2,321	2,503

Total assets	141,893	101,564

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	519	629
Accrued expenses and other current liabilities	6,910	6,499
Current portion of deferred revenue, related party	4,938	5,238
Current portion of deferred revenue	—	165
Current portion of long-term debt	—	128
Current portion of capital lease obligations	—	308

Total current liabilities	12,367	12,967

Capital lease obligations, net of current portion	—	320
Long-term debt, net of current portion	—	639
Deferred revenue, related party, net of current portion	2,925	4,875
Convertible bonds	1,768	884
Shareholders’ equity:
Ordinary shares, € 1 non-par, notional value
shares authorized: 51,655,630 at December 31, 2004 and 39,255,630 at December 31, 2003 shares issued and outstanding: 28,741,194 at December 31, 2004 and 20,754,075 at December 31, 2003	28,741	20,754
Additional paid-in capital	266,074	190,335
Subscribed shares	—	215
Accumulated other comprehensive loss	(2,732)	(2,102)
Accumulated deficit	(167,250)	(127,323)

Total shareholders’ equity	124,833	81,879

Total liabilities and shareholders’ equity	141,893	101,564

See accompanying notes to consolidated financial statements.

GPC Biotech AG

Consolidated Statements of Operations

	Year ended December 31,
	2004	2003
	(in thousand €, except share and per share data)
Collaborative revenues (a)	12,649	20,821
Grant revenues	—	773

Total revenues	12,649	21,594

Research and development expenses	40,202	37,741
General and administrative expenses	13,173	11,526
Amortization of intangible assets acquired in a business combination	166	1,801

Total operating expenses	53,541	51,068

Operating loss	(40,892)	(29,474)

Other income	988	1,289
Interest income	2,618	2,892
Other expenses	(2,542)	(1,402)
Interest expense	(99)	(136)

	965	2,643

Net loss	(39,927)	(26,831)

Basic and diluted loss per share, in euro	(1.60)	(1.29)

Shares used in computing basic and diluted loss per share	24,950,638	20,731,535

(a) Revenues from related party Collaborative revenues	12,588	20,192

See accompanying notes to consolidated financial statements.

GPC Biotech AG

Consolidated Statements of Cash Flows

	Year ended December 31,
	2004	2003
	(in thousand €)
Cash flows from operating activities:
Net loss	(39,927)	(26,831)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	1,568	1,820
Amortization	166	2,007
Compensation cost for stock option plan and convertible bonds	3,451	2,511
Accrued interest income on marketable securities and short term investments	(556)	(60)
Bond premium amortization	513	444
Loss on disposal of property and equipment	56	151
(Gain)/loss on marketable securities and short-term investments	841	(32)
Changes in operating assets and liabilities:
Accounts receivable, related party	(1,006)	—
Accounts receivable	754	(32)
Other assets, current and non-current	(1,740)	(1,201)
Accounts payable	(96)	249
Deferred revenue, related party	(2,241)	(3,924)
Deferred revenue	(165)	(276)
Other liabilities and accrued expenses	566	2,200

Net cash used in operating activities	(37,816)	(22,974)

Cash flows from investing activities:
Purchases of property, equipment and licenses	(1,071)	(1,669)
Proceeds from the sale of marketable securities and short-term investments	36,192	121,076
Purchases of marketable securities and short-term investments	(52,170)	(100,684)

Net cash (used in)/provided by investing activities	(17,049)	18,723

Cash flows from financing activities:
Principal payments under capital lease obligations	(634)	(639)
Proceeds from issuance of convertible bonds	935	517
Repayment of convertible bonds	(4)	—
Proceeds from equity offering, net of payments for costs of transaction	77,976	—
Proceeds from exercise of stock options and convertible bonds	2,038	77
Cash received for subscribed shares	—	215
Principal payment of loans	(639)	(128)

Net cash provided by financing activities	79,672	42

Effect on exchange rate changes on cash	(314)	(769)
Changes in restricted cash	(19)	(22)

Net increase (decrease) in cash	24,474	(5,000)
Cash and cash equivalents at beginning of period	34,947	39,947

Cash and cash equivalents at end of period	59,421	34,947

Supplemental Information:
Cash paid for interest	63	136
Non-cash investing and financing activities:
Write off of shares received from conversion of note, including accrued interest against deferred revenue	—	2,630

See accompanying notes to consolidated financial statements.

GPC Biotech AG

Consolidated Statements of Changes in Shareholders’ Equity

(in thousand €, except share and per share data)

	Ordinary shares		Additional Paid-in Capital	Subscribed Shares	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance at December 31, 2002	20,719,780	20,720	187,781	—	(739)	(100,492)	107,270

Components of comprehensive loss:
Net loss						(26,831)	(26,831)
Change in unrealized gain on available-for-sale securities					30		30
Accumulated translation adjustments					(1,393)		(1,393)

Total comprehensive loss							(28,194)
Exercise of stock options and convertible bonds	34,295	34	43	215			292
Compensation cost, stock options and convertible bonds			2,511				2,511

Balance at December 31, 2003	20,754,075	20,754	190,335	215	(2,102)	(127,323)	81,879

Components of comprehensive loss:
Net loss						(39,927)	(39,927)
Change in unrealized gain on available-for-sale securities					(154)		(154)
Accumulated translation adjustments					(476)		(476)

Total comprehensive loss							(40,557)
Issuance of shares in equity offering	7,160,000	7,160	70,816				77,976
Exercise of stock options and convertible bonds	827,119	827	1,472	(215)			2,084
Compensation cost, stock options and convertible bonds			3,451				3,451

Balance at December 31, 2004	28,741,194	28,741	266,074	—	(2,732)	(167,250)	124,833

See accompanying notes to consolidated financial statements.

GPC Biotech AG

Notes to the Consolidated Financial Statements

1. Nature of Business and Organization

GPC Biotech AG is a biopharmaceutical company discovering and developing new drugs to treat cancer. GPC Biotech AG is incorporated in the Federal Republic of Germany and has its registered offices in Martinsried/Planegg (hereafter referred to as GPC Biotech or the “Company”). Its lead product candidate is satraplatin, an oral platinum-based compound intended for use as a chemotherapy drug. Satraplatin is being evaluated in a Phase 3 registrational trial for second-line treatment of hormone refractory prostate cancer, or HRPC. The Company’s second most advanced product candidate is 1D09C3, a monoclonal antibody. This monoclonal antibody is an immune system related protein that binds preferentially to one type of foreign substance and may thereby stimulate a biological response. GPC Biotech’s third development program involves inhibitors of the cell division cycle, or cell cycle. The cell cycle is the process by which a cell grows, duplicates its DNA and divides into two cells. GPC Biotech’s research is focused on new anticancer drug discovery opportunities and is designed to discover product candidates that have potentially broad application in the treatment of various cancers. The Company also has a portfolio of technologies in the fields of proteomics (the systematic study of proteins and their functions) and genomics (the systematic study of genes) that it uses in its internal drug discovery efforts and that were licensed to, or used in collaborations with, various pharmaceutical companies.

The Company has one wholly owned subsidiary, GPC Biotech Inc., with two locations, Waltham (MA, USA) and Princeton (NJ, USA). The Waltham site is primarily engaged in oncology drug discovery activities, in addition to activities related to a collaboration with the ALTANA Research Institute (a research center of ALTANA Pharma AG), also located in Waltham. The Princeton location is the headquarters for the Company’s drug development activities.

2. Significant Accounting Policies

Basis of Financial Statement Presentation

In accordance with German law, the Company is also required to publish its financial statements in accordance with the German Commercial Code, which represents generally accepted accounting principles in Germany (“German GAAP”). The Company prepares its consolidated financial statements in accordance with U.S. GAAP. Consequently, it is not required to prepare its consolidated financials statements in accordance with German GAAP (“HGB”) under the exemption stated in §292a paragraph 2 HGB. U.S. GAAP varies in certain significant respects from German GAAP, particularly relating to consolidation, stock compensation, purchase accounting, capital leases, accounting for investments in securities, goodwill, intangibles and any amortization or impairment thereof.

Cash Equivalents, Marketable Securities and Short-term Investments

Highly-liquid investments with maturities of three months or less at the date of purchase are considered to be cash equivalents; those with maturities greater than three months are included in marketable securities and short-term investments. In accordance with Statement of Financial Accounting Standards (SFAS) No. 115 “Accounting for Certain Investments in Debt and Equity Securities”, the Company has classified all marketable securities and short-term investments as available-for-sale and, as a result, classifies them as current assets and carries such amounts at fair value. Unrealized gains and losses are included in accumulated other comprehensive income (loss) in shareholders’ equity until realized. Realized gains and losses on sales of all such securities are reported in earnings and computed using the specific identification cost method. Realized gains or losses and charges for other-than-temporary declines in value, if any, on available-for-sale securities are reported in other income or expense as incurred.

GPC Biotech AG

Notes to the Consolidated Financial Statements

As of December 31, 2004 and 2003, € 0 and € 1,200,000, respectively, of short-term investments were pledged as security for a bank guarantee related to a line of credit for leased assets.

As a general policy the Company does not invest in equity securities for cash management purposes. Any equity securities owned by the Company were acquired as part of licensing agreements.

Restricted Cash

Restricted cash represents amounts held in an interest bearing escrow account as a security deposit related to a lease.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and marketable securities and short-term investments. The risk is minimized by the Company’s policies, which limit investments to those that have relatively short maturities and that are placed with highly rated issuers.

The Company’s largest customer, ALTANA Pharma AG, accounted for 99% of total revenues in 2004 representing € 12,588,000 and 94% of total revenues in 2003 representing € 20,192,000. No other customer accounted for more than 10% of total revenues in 2004 and 2003.

Segment Information

SFAS No. 131, “Disclosures about the Segments of an Enterprise and Related Information”, establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS No. 131 also establishes standards for related disclosures about the products and services, geographic areas and major customers.

The Company operates in one business segment, which primarily focuses on discovery and development of anticancer drugs. The Company’s revenue is derived primarily from research collaborations with pharmaceutical companies. Additional revenue is derived from governmental grants for specific research and development programs. The results of operations are reported to the Company’s chief operating decision-makers on an aggregate basis.

The total book value of long-lived assets located outside of the Company’s home location of Germany was € 1,560,000 and € 2,326,000 at December 31, 2004 and 2003, respectively. All of these assets were located in the United States of America.

Revenues from external customers attributed to the Company’s home location of Germany were € 12,360,000 and € 21,197,000 in the years ended December 31, 2004 and 2003, respectively. Revenues from external customers attributed to locations outside of Germany were € 289,000 and € 397,000 in the years ended December 31, 2004 and 2003, respectively. Revenues are attributed to countries based on the location of the Company’s legal entity that is party to the underlying contract.

GPC Biotech AG

Notes to the Consolidated Financial Statements

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Estimated Useful Life
Computer equipment and software costs	3 years
Office equipment	5-10 years
Laboratory equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of useful life or life of lease
Equipment under capital lease	Lesser of useful life or life of lease

Goodwill and Intangible Assets Acquired in a Business Combination

Intangible assets consist of specifically identified intangible assets. Goodwill is the excess of any purchase price over the estimated fair market value of net tangible and intangible assets acquired. Amortization of intangible assets is computed using the straight-line method over the useful lives of the respective assets.

Estimated Useful Life
Patents	10 years
Acquired partnered technology	4 years

The Company accounts for goodwill and indefinite-lived intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill and indefinite-lived intangible assets are not amortized, but are reviewed annually for impairment, or more frequently if impairment indicators arise. The Company adopted SFAS No. 142 effective January 1, 2002 and reclassified amounts to goodwill that were previously allocated to assembled workforce. Upon adoption, the Company ceased amortizing goodwill.

Impairment of Long-lived Assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company reviews long-lived assets, including definite-lived intangible assets, for impairment when impairment indicators exist and, if necessary, recognizes an impairment expense equal to the difference between the carrying amount of the asset and the fair value as determined by discounted cash flows.

Fair Value of Financial Instruments

The carrying value of financial instruments such as cash and cash equivalents, accounts receivable and accounts payable approximate their fair value based on the short-term maturities of these instruments. The estimated fair values of the Company’s long-term debt approximate their carrying value based upon the current rates offered to the Company for similar type arrangements.

Revenue Recognition

The Company accounts for revenues in accordance with the Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition”.

The Company’s revenues consist of fees earned from research and development collaborations and grant revenues. Revenues from research and development agreements generally consist of licensing fees and/or technology access fees, fees for research support, as well as milestone and royalty payments. Revenues from grants generally consist of reimbursements of a portion of expenses incurred in performing research in specified projects.

GPC Biotech AG

Notes to the Consolidated Financial Statements

The Company receives non-refundable licensing and technology access and initiation fees upfront upon signing of a research and collaboration agreement. In addition, the Company generally receives fixed non-refundable annual licensing fees upfront each year for the duration of the agreement. In accordance with Staff Accounting Bulletin No. 104, Revenue Recognition, all fees received or to be received under these arrangements are recognized on a straight-line basis over the term of the agreements, as this is the period in which research is expected to be performed.

Fees for research support are received from collaboration partners for research services performed under the agreements. Fees are generally stated at a yearly flat fee rate per research scientist. Fees are generally billed on a monthly or quarterly basis in advance. The Company recognizes research support revenue as the services are performed. Amounts received in advance of services performed are recorded as deferred revenue until earned.

Milestone revenues are derived from the achievement of predetermined goals, which are defined in the collaboration agreements. These milestones are subject to significant contingencies and, therefore, the related contingent revenue is not realized until the milestone has been reached and customer acceptance has been obtained. Payments received that relate to the achievement of substantive milestones that were contingent at the outset of the arrangement are recorded as revenue when the milestones are achieved.

Royalty revenues generally result from sales of products based on research performed under collaboration agreements. Royalties are based on the volume of product sold and are recognized as revenue upon notification of sales from the collaboration partner. The Company has not yet received or recognized any royalty payments from collaboration agreements.

Grant revenues from governmental agencies for the support of specific research and development projects are recorded as revenue to the extent the related expenses have been incurred.

The Company accounts for multi-element arrangements in accordance with FASB Emerging Issues Task Force (“EITF”) Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables”. Accordingly, arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets are divided into separate units of accounting based on certain criteria. Consideration is allocated to the different units of accounting based on their fair values. Revenue recognition is considered separately for each accounting unit when all criteria of SAB 104 have been met.

Research and Development

The Company enters into research and development agreements with third parties consisting of technology licensing fees and technology access fees, as well as, milestone and royalty payments. In addition, the Company purchases chemical compounds and the right to develop the compounds in perpetuity and on an exclusive basis. GPC Biotech also enters into contracts with contract research organizations to conduct clinical trials, which are expensed as incurred.

Technology license fees and technology access fees relate to technology licenses that the Company pays in connection with its research and development arrangements. These licenses have alternative future uses and are used in various research and development programs and some may be sublicensed to third parties. If the licenses do not have an alternative future use they are expensed immediately.

The Company treats payments for licenses that have alternative future uses as intangible assets in accordance with SFAS No. 2, “Accounting for Research and Development Costs”, (“SFAS No. 2”) and amortizes them to research and development expense over the period of the license.

GPC Biotech AG

Notes to the Consolidated Financial Statements

Technology license fees, which are typically paid upfront annually and relate to licenses where the Company typically has the option to renew for a subsequent year at the end of the license term, are recorded as prepaid expenses.

Technology access fees, which relate to upfront, one-time fees paid to access technology in connection with obtaining technology licenses with terms in excess of one year, are classified as other assets, non-current.

On January 31, 2003, the Company entered into a license agreement for technology to be used in research and development and to be sublicensed to collaboration partners with terms in excess of one year. This license contained payment terms for technology access fees and technology license fees. The gross carrying value of technology access fees was € 1,175,000 as of December 31, 2004 and 2003. These access fees are amortized on a straight-line basis over the license term of five years. At December 31, 2004 and 2003, the accumulated amortization was € 454,000 and € 207,000, respectively. The remaining estimated useful life was 37 months at December 31, 2004. The carrying value of technology access fees included in other assets, non-current amounted to € 721,000 and € 968,000 at December 31, 2004 and 2003, respectively. Amortization related to these fees is recorded in research and development expenses. In the 2003 consolidated statement of cash flows, the technology access fee is classified as an investing activity and is included in purchases of property, equipment and licenses.

Milestone payments to other parties are expensed when the liability is incurred, which is when the milestones are achieved.

Fees paid to license chemical compounds and for the right to further develop those compounds are generally paid upfront and expensed as incurred in accordance with SFAS No 2.

Income Tax

The Company provides for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. Under SFAS No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization.

Foreign Currency

The functional currency of GPC Biotech AG is the euro whereas the functional currency of GPC Biotech Inc. is the U.S. Dollar. All balance sheet items have been translated into euro using the exchange rate at the balance sheet date and all items in the statement of operations have been converted into euro at average rates during the year. The effect of the translation is shown as a separate component of shareholders’ equity.

Gains and losses resulting from foreign currency transactions denominated in a currency other than the functional currency are recorded at the approximate rate of exchange at the transaction date. The gross amounts of foreign currency gains and losses are shown in other income and other expenses, respectively in the statement of operations.

For the years ended December 31, 2004 and 2003, the Company recorded a net foreign currency loss of € 1,698,000 and € 215,000, respectively.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, GPC Biotech Inc. All significant intercompany investments, accounts and transactions have been eliminated.

GPC Biotech AG

Notes to the Consolidated Financial Statements

On July 1, 2002, the Company merged its two wholly owned subsidiaries, GPC Biotech Inc. and GPC Biotech USA, Inc., to create one wholly owned subsidiary, GPC Biotech Inc., with two locations.

Stock-Based Compensation

The Company accounts for its stock option plans and convertible bonds in accordance with the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” Convertible bonds, in addition to stock options, are issued as compensation to Management Board, senior management and Supervisory Board members. The fair value of options and convertible bonds granted is established as of the date of grant and recognized as compensation expense over the vesting period of the option or convertible bond. Compensation expense recognized on options and convertible bonds that do not vest due to termination of employment is reversed in the period of forfeiture. Compensation cost for stock options and convertible bonds is included in research and development expenses and general and administrative expenses in the statement of operations.

Use of Estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of financial statements. Actual results could differ from those estimates.

New Accounting Standards

On December 16, 2004 the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004) (SFAS No. 123R), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. SFAS No. 123R requires all share-based payments to employees, including grants of stock options, to be recognized in the financial statements based on their fair values. The Company is required to adopt SFAS No. 123R on July 1, 2005. The Company currently recognizes the fair value of stock options in the financial statements in accordance with SFAS No. 123 and therefore the adoption of SFAS No. 123R should not significantly impact the expense recognized in the future for stock-based compensation.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company’s adoption of SFAS No. 153 is not expected to have a material impact on the Company’s financial position and results of operations.

GPC Biotech AG

Notes to the Consolidated Financial Statements

3. Marketable Securities and Short-term Investments

The following is a summary of marketable securities at December 31, 2004 and 2003 (in thousand €), all of which are available-for-sale:

	2004
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Variable rate corporate bonds	4,998	8	—	5,006
Fixed rate corporate bonds	41,159	73	(38)	41,194
Equity securities	781	—	(154)	627

Total	46,938	81	(192)	46,827

	2003
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Variable rate corporate bonds	4,998	16	—	5,014
Fixed rate corporate bonds	26,397	105	(14)	26,488
Equity securities	781	75	—	856

Total	32,176	196	(14)	32,358

The fair market values of marketable securities are based on quoted market prices. All bonds included in marketable securities have maturities of 3 years or less.

The equity securities above represent 128,370 registered shares of Spectrum Pharmaceuticals, Inc. purchased in accordance with a licensing agreement (see Note 16).

The following is a summary of the short-term investments at December 31, 2004 and 2003 (in thousand €), all of which are available-for-sale:

	2004
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Accrued Interest Receivable	Estimated Fair Value

Bond fund	21,334	609	—	478	22,421

Total	21,334	609	—	478	22,421

	2003
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Accrued Interest Receivable	Estimated Fair Value

Bond fund	21,334	469	—	60	21,863

Total	21,334	469	—	60	21,863

The realized gain on available-for-sale marketable securities and short-term investments in 2004 and 2003 was € 0 and € 8,000, respectively. The realized loss on available-for sale marketable securities and short-term investments in 2004 and 2003 amounted to € 0 and € 1,000, respectively.

The aggregate unrealized losses on available-for-sale marketable securities and short-term investments at December 31, 2004 was € 192,000. The aggregate fair value of securities with unrealized losses at December 31, 2004 was € 17,618,000 and consisted of equity securities and fixed-rate corporate bonds with remaining maturities of less than 2 years. These securities were in a loss position for less than 12 months.

GPC Biotech AG

Notes to the Consolidated Financial Statements

The aggregate unrealized losses on available-for-sale marketable securities and short-term investments at December 31, 2003 was € 14,000. The aggregate fair value of securities with unrealized losses at December 31, 2003 was € 10,180,000 and consisted of fixed-rate corporate bonds with remaining maturities of less than 2 years. These securities were in a loss position for less than 12 months as of December 31, 2003.

4. Property and Equipment

Property and equipment consisted of the following at December 31, 2004 and 2003 (in thousand €):

	2004	2003
Leasehold improvements	938	934
Office and laboratory equipment	5,094	5,421
Computer equipment and related software	3,161	2,567
Furniture and fixtures	358	347

	9,551	9,269
Less accumulated depreciation	(6,936)	(6,005)

Property and equipment, net	2,615	3,264

Depreciation expense amounted to €1,568,000 and € 1,820,000 in 2004 and 2003, respectively.

5. Intangible Assets Acquired in a Business Combination

The Company has recorded intangible assets acquired in a business combination based on their fair values, as determined by independent valuations at the date of acquisition, in connection with its acquisition of Mitotix, Inc. (now GPC Biotech Inc.) in March 2000. These assets consisted of the following:

	December 31, 2004
(in thousand €)	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Patents	491	(78)
Partnered Technology	1,180	(1,180)

Total	1,671	(1,258)

	December 31, 2003
(in thousand €)	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Patents	534	—
Partnered Technology	1,282	(1,203)

Total	1,816	(1,203)

During the fourth quarter 2003, the Company reviewed its intangible assets acquired in a business combination for impairment and recorded an impairment charge at December 31, 2003 relating to the patent portfolio in the amount of € 1,163,000, thereby creating a new cost basis of € 534,000. Indicators of impairment arose when management decided in 2003 to discontinue several of the research programs that used these patents. The fair value of the patent portfolio was determined using estimated discounted cash flows of each program that uses the patents. From these cash flows an implied royalty rate, success probabilities and discounting factor were used to determined the fair value of the underlying patents. The impairment charge is included in 2003 operating expenses as amortization, including impairment of intangible assets acquired in a business combination.

GPC Biotech AG

Notes to the Consolidated Financial Statements

The amortization expense for intangibles acquired in a business combination, including impairment expenses, for the years ended December 31, 2004 and 2003 was € 166,000 and € 1,801,000, respectively. The estimated amortization expense for intangibles acquired in a business combination for the next five years is as follows (in thousand €):

For the year ending December 31,
2005	79
2006	79
2007	79
2008	79
2009	79

6. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities at December 31, 2004 and 2003 consisted of the following (in thousand €):

	2004	2003
Accrued external R&D obligations	2,150	2,108
Accrued personnel expenses	2,243	2,305
Accrued legal, patent and advisory services	427	552
Other accruals	1,942	1,262
Payroll liabilities	148	272

	6,910	6,499

7. Leases

The Company has entered into several lease arrangements for office, laboratory and storage space as well as for laboratory and office equipment. In total, the Company incurred rental expenses of € 4,565,000 and € 5,067,000 in the years 2004 and 2003, respectively. Income from subleases amounted to € 1,167,000 and € 1,393,000 in the years 2004 and 2003, respectively.

The Company has entered into lease agreements for office and laboratory space that expire at different times through 2014. One agreement calls for incremental increases in rental payments in 2004 and 2008. This lease also requires $3,000,000 to be held in escrow as security for credit. The Company records its rental expenses and sublease rental income using the straight-line method in accordance with SFAS No. 13, “Accounting for Leases”. The remaining balance of accrued rental payments was € 478,000 at December 31, 2004.

In 2004, the Company paid off its outstanding capital lease obligations and purchased the related assets. In 2004 and 2003, the Company did not enter into any new capital leases. At December 31, 2004 and 2003, the gross value of assets under capital leases included in fixed assets was € 0 and € 2,259,000, respectively, and related accumulated amortization was € 0 and € 1,763,000, respectively. Amortization of assets recorded under capital leases is recorded in research and development expenses and general and administrative expenses.

GPC Biotech AG

Notes to the Consolidated Financial Statements

Future minimum lease commitments for all non-cancelable operating leases for the years ending December 31 are as follows (in thousand €):

Operating
2005	3,995
2006	3,976
2007	3,976
2008	4,038
2009	4,121
Thereafter	7,882

Total minimum future lease payments	27,988

Aggregate future minimum rentals to be received under non-cancelable subleases as of December 31, 2004 were € 2,400,000.

8. Loans Receivable from Members of the Management Board and Employees

At December 31, 2004 and 2003, loans receivable from two members of the Management Board amounted to € 0 and € 79,000, respectively, and were included in other current and non-current assets.

At December 31, 2004 and 2003, loans receivable from employees of the Company amounted to € 124,000 and € 181,000, respectively, and are included in other current and non-current assets. At December 31, 2004, the amount related to three different loans with original terms between two and four years. The loans are being forgiven or repaid in equal installments.

Forgiveness of loans, if applicable, is included in compensation expense in the period they are forgiven and is contingent upon continued employment of the employee.

All loans made to members of the Management Board and employees bear interest at the rate of 5.5% to 6% per annum and were made for personal financial purposes.

9. Related Party Disclosures

In 2003, 2001, 2000 and 1998, the Company entered into collaboration agreements with ALTANA Pharma AG (“ALTANA Pharma”, formerly known as Byk Gulden Lomberg Chemische Fabrik GmbH) as described in Note 15. ALTANA Pharma is a related party, since the Company’s Chairman (“Vorstandsvorsitzender”), Dr. Bernd Seizinger, is a member of the Supervisory Board of ALTANA Pharma.

At December 31, 2004, the Company had accounts receivable from Altana Pharma arising out of the normal course of business in the amount € 1,006,000. At December 31, 2003, there were no accounts receivable from ALTANA Pharma. All payments for accounts receivable from ALTANA Pharma have been settled for cash at amounts stipulated in the various contracts with ALTANA Pharma. Collaborative revenues and deferred revenues related to ALTANA Pharma have been classified as related party on the statements of operations and balance sheets, respectively.

In addition, the Company subleases part of its facilities to ALTANA Pharma. Of the total sublease income disclosed in Note 7, € 982,000 and € 1,051,000 for the years ended December 31, 2004 and 2003, respectively, relates to the subleases with ALTANA Pharma.

During 2004, the Company made two milestone payments to Morphosys AG, a related party to the Company. The payment was made under a collaboration and licensing agreement signed in April 1999. Morphosys AG is a related party to the Company due to the fact that two members of the Supervisory Board are also members of the Supervisory Board of Morphosys AG. The transactions during 2004 amounted to € 869,000. There were no payments in 2003.

GPC Biotech AG

Notes to the Consolidated Financial Statements

10. Long-Term Debt

During September 1999, the Company entered into a loan agreement with IKB Deutsche Industriekreditbank AG in the amount of € 1,023,000, all of which was received in July 2000. In 2004, the Company paid off its entire remaining obligation under this loan agreement. The term of the loan was 10 years with semi-annual repayments beginning in March 2002. The loan was unsecured and bore interest at 4.25% per annum. Interest expenses for the years ended December 31, 2004 and 2003 were € 29,000 and € 35,000, respectively, all of which was paid.

11. Convertible Bonds and Warrants

Convertible bonds are issued as compensation to members of the Management Board, senior management and the Supervisory Board. All convertible bonds are valued at fair value using the Black-Scholes option pricing model using the same assumptions as those used for stock options (see Note 12) and recognized in the statement of operations over their future vesting periods. Total compensation cost related to convertible bonds included in research and development and general and administration expenses for the years ended December 31, 2004 and 2003 was € 1,549,000 and € 890,000, respectively. The aggregate fair value of convertible bonds issued in 2004 and 2003 was € 6,472,000 and € 1,541,000, respectively.

In August and September 2004, the Company issued 935,000 convertible bonds at a nominal value of € 1.00 each to certain members of senior management. These convertible bonds vest over four years and can be first exercised in August 2006. The convertible bondholders are entitled to purchase 935,000 ordinary shares of the Company at € 8.33 to € 9.90 per share above nominal value. The convertible bonds bear interest at the rate of 3.5% per annum. Of the total, 60,000 convertible bonds issued are subject to performance conditions whereby the exercisability of the convertible bonds depends upon the completion of pharmaceutical alliances with various research and development programs. The compensation expense for the convertible bonds with performance conditions will begin to be recognized when the performance conditions are met. Total compensation expense for convertible bonds with performance conditions is € 422,000. None of the convertible bonds were exercisable at December 31, 2004.

In May 2003, the Company issued 364,500 convertible bonds at a nominal value of € 1.00 each to Supervisory Board members and certain members of senior management. These convertible bonds vest over two years for Supervisory Board members and over four years for the members of senior management. The convertible bonds can be first exercised in June 2005. The convertible bond-holders are entitled to purchase 364,500 ordinary shares of the Company at € 3.87 to € 4.77 per share above nominal value. The convertible bonds bear interest at the rate of 3.5% per annum. During 2004, 4,027 convertible bonds were cancelled. None of the convertible bonds were exercisable at December 31, 2004.

In January 2003, the Company issued 152,500 convertible bonds at a nominal value of € 1.00 each to certain members of senior management. These convertible bonds vest over four years and can be first exercised in February 2005. The convertible bond-holders are entitled to purchase 152,500 ordinary shares of the Company at € 1.70 per share above nominal value. The convertible bonds bear interest at a rate of 3.5% per annum. None of the convertible bonds were exercisable at December 31, 2004.

In August 2002, the Company issued 280,000 convertible bonds at a nominal value of € 1.00 each to certain members of senior management. These convertible bonds vest over four years and could first be exercised in September 2004. The convertible bond-holders are entitled to purchase 280,000 ordinary shares of the Company at € 3.36 per share above nominal value. The convertible bonds bear interest at the rate of 3.5% per annum. At December 31, 2004, 140,000 of the convertible bonds were exercisable.

GPC Biotech AG

Notes to the Consolidated Financial Statements

During 2001, the Company issued 47,500 convertible bonds at a nominal value of € 1.00 each to the members of the Supervisory Board. These convertible bonds vest over two years, and half can be exercised at each closing of the ordinary shareholders’ meetings in 2002 and 2003, respectively. The convertible bond-holders are entitled to purchase 47,500 ordinary shares of the Company at € 8.55 per share above the nominal value. The convertible bonds bear interest at the rate of 3.5% per annum. The total amount of interest is payable upon exercise or expiration. At December 31, 2004, 7,500 convertible bonds had been exercised and the remaining 40,000 were exercisable.

The following table summarizes the status of the various convertible bonds at December 31, 2004:

		Amount
	Number	(in thousand €)
Issued	2,455,500	1,866
Exercised	683,500	94
Expired	—	—
Cancelled	4,027	4
Outstanding	1,767,973	1,768
Exercisable	180,000	180

In connection with a 1992 equipment lease financing of Mitotix, Inc. (now GPC Biotech Inc.), the Company issued warrants entitling the holder to purchase up to 24,420 ordinary shares at € 7.67 per share, exercisable through May 29, 2005. The Company also issued warrants in 1997 entitling the holder to purchase up to 2,320 ordinary shares at € 29.91 per share, exercisable through May 29, 2005. At December 31, 2004, warrants to purchase 4,760 ordinary shares were outstanding.

12. Stock Options Issued to Employees and Consultants

The Company grants stock options to the employees, the Management Board and to certain consultants.

According to the stock option plans, the options give the right to exercise the option within ten years. The respective strike prices equal the five-day average of the Company’s ordinary shares prior to the respective date of grants. The vesting period is three years for options granted through March 30, 2000 and four years for options granted from April 1, 2000 onwards, with graded vesting of the options over the vesting period. According to German Law (§ 193 II, No. 3 AktG), the rights can be exercised two years after the grant, at the earliest.

The fair value of the options was determined following the Black-Scholes options pricing model as proposed by SFAS No. 123. The following table summarizes the assumptions used in calculating the fair value:

Date Granted	Before June 2000 (Pre-IPO)	From June 2000 to December 2001	2002 to 2003	2004
Risk-free rate	5.65%	5.65%	3.24%	3.24%
Dividend yield	0.0%	0.0%	0.0%	0.0%
Volatility	0.01%	69.00%	91.02%	88.01%
Estimated life (years)	4.00	4.00	4.00	4.00

For options issued during 2004 and 2003, total compensation cost was € 5,532,000 and € 636,000, respectively, which is being recognized over the vesting period of those options. Compensation cost related to stock options included in the statements of operations was € 1,903,000 and € 1,621,000 in 2004 and 2003, respectively.

GPC Biotech AG

Notes to the Consolidated Financial Statements

The following table presents the stock option activity for the years ended December 31, 2004 and 2003:

	2004		2003
	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price
Outstanding at January 1	3,835,458	€8.77	4,112,859	€8.80
Granted	869,600	€9.86	177,000	€5.44
Exercised	(458,989)	€3.61	(88,925)	€3.29
Forfeited	(78,513)	€12.23	(365,476)	€8.86
Expired	—	—	—	—

Outstanding at December 31	4,167,556	€9.50	3,835,458	€8.77

Vested at December 31	2,654,947	€10.03	2,575,250	€8.70

Exercisable at December 31	2,619,072	€10.12	2,383,250	€9.02

Weighted-average fair value per options granted during the year		€6.36		€3.59

The following table represents weighted-average price and contractual life information regarding significant option groups outstanding at December 31, 2004:

Range of Exercise Prices in Euro	Number Outstanding	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Number Exercisable
1.16 - 4.95	1,037,171	€3.03	5.8	779,521
5.24 - 8.22	764,575	€6.31	6.5	532,925
9.10 - 10.90	1,281,422	€9.66	8.6	357,162
11.62 - 17.89	999,250	€16.49	5.8	872,613
24.60 - 34.02	75,438	€29.13	6.0	67,151
58.12 - 59.74	9,700	€59.57	5.7	9,700

	4,167,556	€9.50	6.8	2,619,072

GPC Biotech AG

Notes to the Consolidated Financial Statements

13. Stock Appreciation Rights

During 2004, the Company issued stock appreciation rights to members of the Supervisory Board and to certain members of the senior management team. The stock appreciation rights vest upon the marketing approval of satraplatin and will be settled in cash. The settlement price will be determined as of the date of marketing approval and will be calculated on a sixty-day average stock price following the day of approval of satraplatin by either the U.S. Food and Drug Administration (FDA) or the European Agency for the Evaluation of Medicinal Products (EMEA). Compensation expense for stock appreciation rights, if any, will be accrued and recognized based on the intrinsic value at each balance sheet date beginning after the marketing approval of satraplatin as the difference between the stock price on the balance sheet date and the stock price on the date of grant. Compensation expense recorded will be equal to the amount of cash ultimately paid to settle the stock appreciation rights. As of and for the year ended December 31, 2004, no liability for stock appreciation rights has been recorded and no compensation expense has been recorded. The following table summarizes the stock appreciation rights as of December 31, 2004:

	Grant Date	Grant Price	Number
Supervisory Board	September 1, 2004	€10.22	86,250
Senior Management	September 30, 2004	€10.97	375,000

Total			461,250

14. Income Taxes

The Company’s loss before income taxes for the years ended December 31, arose in the following jurisdictions (in thousand €):

	2004	2003
Germany	27,127	16,122
Other	12,800	10,709

Loss before income taxes	39,927	26,831

Deferred tax liabilities and assets are comprised of the following at December 31 (in thousand €):

	2004	2003
Deferred Tax Assets:
Net operating loss carryforwards	63,010	39,854
Research and development tax credits	6,355	3,262
Accrued expenses	2,160	542
Intangible Assets	579	170
Plant and Equipment	47	138
Other	140	816
Valuation Allowance	(71,909)	(44,578)

	382	204

Deferred Tax Liabilities:
Marketable securities and short-term investments	(382)	(204)

Net deferred taxes	—	—

GPC Biotech AG

Notes to the Consolidated Financial Statements

The reconciliation of income tax computed at the statutory rate applicable to the Company’s income tax expense for the years ended December 31 is as follows (in thousands of €, except percent):

	2004		2003
	Amount	Percent	Amount	Percent
German tax benefit	(15,723)	39.4%	(10,062)	37.5%
Costs associated with equity offering	(3,647)	9.1%	—	—%
Non-deductible expenses	(3,957)	9.9%	3,626	(13.5)%
Change in tax rate	(60)	0.2%	240	(0.9)%
Research and development tax credit	(3,680)	9.2%	(922)	3.4%
Different tax rate in other countries	(193)	0.5%	(278)	1.0%
Change in valuation allowance	27,260	(68.3)%	7,396	(27.6)%

Income tax expense	—	—%	—	—%

As a result of the net losses incurred by the Company in each year since inception, the Company is in a net deferred tax asset position. Realization of deferred tax assets is dependent upon future taxable income, if any, the timing and amount of which is uncertain. Accordingly, a valuation allowance has been established against the net deferred tax assets as it is more likely than not that they will not be utilized in the near future.

For fiscal years ending in 2004 and beyond, a new law is in effect restricting the use of net operating loss (NOL) carryforwards for German corporation tax and trade tax purposes. The Company’s maximum NOL carryforward that may be utilized in any one year is restricted to 60% of the annual taxable income above € 1 million. For fiscal years ending before 2004, a NOL carryforward could be utilized without any restrictions to reduce the annual corporate income and trade tax taxable income to € 0. The amount of NOL carryforwards for German corporation and trade tax purposes is € 87,310,000 and € 87,313,000, respectively. These NOL’s do not expire.

As a result of an ownership change in the U.S. subsidiary in 2000, the Company has a limitation of € 1,284,000 per year, on the amount of income that is available to be offset by federal NOL carryforwards generated in the U.S. The Company has € 31,904,000 of net operating losses carried forward that are subject to this limitation. Generally, federal net operating losses generated in the U.S. can be carried back 2 years and forward 20 years. For net operating losses in tax years beginning before August 6, 1997, taxpayers can carry back a net operating loss 3 years and forward 15 years. The Company has € 54,951,000 of federal NOL carryforwards subject to a 20 year carryforward and € 19,264,000 subject to a 15 year carryforward. Federal NOL carryforwards generated in the U.S. expire at various times between the years 2007 and 2024.

The Company has € 72,635,000 of state net operating losses that expire at various times between the years of 2005 and 2011. The Company has € 42,951,00 of state NOL carryforwards subject to a 5 year carryforward and € 29,684,000 subject to a 7 year carryforward.

The Company’s U.S. subsidiary had federal research and development credits of € 3,584,000 and state research and development credits of € 2,771,000 at December 31, 2004.

Because the Company has historically incurred net operating losses, current and deferred tax expense for the years ending December 31, 2004 and 2003 was € 0.

No income taxes are provided for on undistributed earnings of the foreign subsidiary where those earning are considered to be permanently invested. Total undistributed earnings in such foreign subsidiaries amounted to approximately € 0.

As of December 31, 2004, the statute of limitations for income tax audits in Germany remains open for the tax years ended on or after December 31, 2000 and the statute of

GPC Biotech AG

Notes to the Consolidated Financial Statements

limitations for income tax audits in the US and the states of Massachusetts and New Jersey remains open for the tax years ended on or after December 31, 2001. Currently, there are no income tax audits underway.

15. Collaboration Agreements

Over the past years, the Company has formed several alliances with ALTANA Pharma, Aventis Pharma Deutschland GmbH (“Aventis”) and Boehringer Ingelheim International GmbH (“Boehringer Ingelheim”). These agreements include alliances based on the transfer and/or non-exclusive licenses of technology platforms, alliances which combine a technology license with a focus on a specific disease or therapeutic approach, and disease-focused programs under which the Company conducts research funded by its partners. The Company’s technology-based alliances are generally structured as research collaborations. Under these arrangements, the Company performs research in a specific disease area aimed at discoveries leading to novel pharmaceutical products. These alliances generally provide research funding over an initial period, with renewal provisions, varying by agreement. Under these agreements, the Company’s partners may make up-front payments, license payments, ongoing research funding, additional payments upon the achievement of specific research and product development milestones and/or pay royalties or, in some cases, profit-sharing payments to the Company based upon any product sales resulting from the collaboration.

Total revenue recognized under collaboration and license agreements amounted to € 12,649,000 and € 20,821,000 for the years ended December 31, 2004 and 2003, respectively. Total costs incurred under research collaborations and license agreements amounted to € 1,371,000 and € 3,565,000 for the years ended December 31, 2004 and 2003, respectively.

Significant Agreements Beginning in 2004

There were no significant agreements entered into in 2004.

Significant Agreements Beginning in 2003 and Earlier

Effective January 31, 2003, the Company entered into an agreement with ALTANA Pharma to license the Company’s proprietary drug-protein interaction technology, LeadCode™, to evaluate compounds in the public domain, as well as certain proprietary compounds of ALTANA Pharma. Under the terms of this agreement, the Company will receive additional funding for the license, transfer and implementation of LeadCode™ for use at the ALTANA Research Institute. In addition, the Company is eligible to receive over $15 million in milestone payments, in addition to royalties, for each product that is a direct result of the collaboration.

Effective November 1, 2001, the Company entered into an alliance with ALTANA Pharma to establish a U.S. Research Institute in Waltham, MA (USA) to use the Company’s genomic and proteomic technologies. ALTANA Pharma and the Company entered into three agreements under which the Company receives funding under a collaboration and license agreement in the form of upfront payment, technology license and implementation fees, as well as research and technology transfer funding. The Company is non-exclusively licensing selected genomics, proteomics, automation and bioinformatics technologies to ALTANA Pharma and is collaborating with ALTANA Pharma on two drug discovery programs. The Company receives further funding under a sublease agreement. Furthermore, the Company received additional funding until March 31, 2003 under a separate service agreement. In addition, the Company is eligible to receive implementation, research, preclinical and clinical milestone payments and royalty payments for each product resulting from the two collaborative drug discovery programs. The establishment term expires in June 2007.

Effective December 29, 2000, ALTANA Pharma and the Company entered into a target identification and drug discovery collaboration in oncology. Under this agreement, GPC Biotech utilized its proprietary functional genomics and proteomics platform for ALTANA Pharma to identify tumor specific targets whose inhibition selectively drives cancer cells, but

GPC Biotech AG

Notes to the Consolidated Financial Statements

not normal cells, into programmed cell death (apoptosis). GPC Biotech received an upfront payment and received research funding and was eligible to receive research and clinical milestones, which were subject to achieving specific research and development goals. In addition, under the terms of the agreement the Company will receive royalties on products from drug targets resulting from the alliance sold by ALTANA Pharma and will have exclusive rights to develop products for drug targets resulting from the alliance that are not selected by ALTANA Pharma. This agreement terminated on December 29, 2003.

Effective June 18, 1998, ALTANA Pharma and the Company entered into a 5-year research agreement to identify and validate new targets for diagnostic and therapeutic development for the treatment of Helicobacter pylori and Clamydia pneumonia infections. A separate license and support agreement included an up-front fee for a technology license, and the research agreement included research funding over the term of the collaboration as well as research and clinical development milestone payments to the Company. This agreement terminated on June 18, 2003.

Effective January 1, 1999, the Company entered into a 3-year collaboration and license agreement with Sanofi-Aventis (formerly Aventis) to identify and validate new targets for diagnostic and therapeutic development for the treatment of osteoarthritis. Sanofi-Aventis will consider the resulting target genes for drug discovery and development and is granted commercialization license rights for targets licensed from GPC Biotech within the collaboration. Sanofi-Aventis funded the research program and is to pay additional milestone payments to the Company if certain research and clinical milestones have been reached. Additionally, under the terms of the agreement Sanofi-Aventis will pay the Company royalties based on the sales of products derived from compounds resulting from the research collaboration. On December 17, 2001, the collaboration and license agreement was extended for a 6-month period until June 30, 2002. On July 1, 2002, the collaboration and license agreement was further extended for a 12-month period until June 30, 2003. On July 1, 2003, the collaboration and license agreement was amended and extended for another 12-month period until June 30, 2004. However, the only obligation of the Company under this extension is the participation in the joint steering committee meetings which decide on the achievement of milestones by Sanofi-Aventis thus triggering further payments to the Company.

16. Product Candidate Licensing Activities

On December 17, 2004, the Company licensed to Debiopharm S.A. the exclusive, worldwide rights to develop and commercialize the pre-clinical small molecule MHC class II antagonists program. In addition to an upfront licensing payment, GPC Biotech will be eligible to receive milestone payments and royalties.

On September 30, 2002, the Company signed an agreement with Spectrum Pharmaceuticals, Inc. (“Spectrum”) (formerly NeoTherapeutics, Inc.) granting GPC Biotech an exclusive worldwide license to satraplatin, in the field of treating cancer in humans; an orally administered anticancer agent in Phase 3 clinical development. An initial licensing fee of $2 million was paid to Spectrum upon signing. In October 2003, another licensing fee was paid upon the dosing of the first patient in a registrational Phase 3 study in the amount of $2 million (approximately € 1,725,000), consisting of a $1 million cash payment and a $1 million equity investment. The equity investment in Spectrum represents 128,370 shares of Spectrum. Under the terms of the agreement, GPC Biotech also will pay milestones totaling up to $18 million, the first of which is anticipated to be the acceptance of the NDA (New Drug Application) for filing by the U.S. Food and Drug Administration. Upon commercialization of satraplatin, Spectrum will also receive royalties based on net sales. Under the terms of the agreement, GPC Biotech will fully fund development and commercialization expenses for satraplatin. GPC Biotech and Spectrum have formed a joint development committee, headed by GPC Biotech, to govern the development of satraplatin.

On June 6, 2002, the Company licensed worldwide rights to the antibacterial program to PanTherix, Ltd. (“PanTherix”), a privately held company located in Glasgow, Scotland. Under the agreement PanTherix obtained targets developed by the Company. As

GPC Biotech AG

Notes to the Consolidated Financial Statements

consideration for the license, the Company accepted a convertible note receivable in the amount of $2.5 million. The revenue on this, including accrued interest, was deferred due to the uncertainty surrounding the collectibility of the note receivable. Due to PanTherix not fulfilling its diligence obligations, the license agreement was terminated during 2003 and the program was returned to GPC Biotech. The convertible note receivable and associated accrued interest were converted into shares of PanTherix, now a non-operational company. Due to the non-operational status, the Company determined that the shares have a net carrying value of € 0 and wrote off the shares against deferred revenue. Other than payments for 1 full-time equivalent (FTE) for one year, no revenue was ever recognized related to the licensing of the program or the conversion of the note into shares.

17. Loss per Share

Basic loss per ordinary share is based on the weighted-average number of ordinary shares outstanding. For the years ended December 31, 2004 and 2003, diluted net loss per ordinary share was the same as basic net loss per ordinary share as the inclusion of weighted-average ordinary shares issuable upon exercise of stock options and convertible bonds would be antidilutive. The number of potentially dilutive shares excluded from the loss per share calculation due to their antidilutive effect was 1,902,398 and 1,196,101 for the years ended December 31, 2004 and 2003, respectively.

The following table sets forth the computation of basic and diluted loss per share (in thousand €, except share and per share data):

	2004	2003
Numerator:
Net loss	(39,927)	(26,831)

Denominator:
Denominator for basic and diluted earnings per share – weighted-average number of shares	24,950,638	20,731,535

Basic and diluted loss per share	(1.60)	(1.29)

18. Shareholders’ Equity

Ordinary Shares

The holders of the Company’s ordinary shares are entitled to one vote for each share held at all meetings of shareholders. Dividends and distribution of assets of the Company in the event of liquidation are subject to the rights of any then-outstanding ordinary shares. The Company has never declared or paid dividends on any of its ordinary shares and does not expect to do so in the foreseeable future.

Authorized Shares

To assist management in undertaking strategic activities, future capital increases and to service the Management Board stock option plans and convertible bonds, the shareholders of the Company have authorized the future issuance of ordinary shares in specific circumstances with the permission of the Supervisory Board. At December 31, 2004, the total number of ordinary shares potentially issuable was 22,914,436. The number of ordinary shares authorized for exercise of stock options and convertible bonds was 4,395,747 and 1,814,000, respectively. The number of ordinary shares authorized for the purpose of potential merger and acquisition activities is 11,704,689, of which up to 7,000,000 new shares can also be issued for future capital increases. The number of ordinary shares authorized for the purposes of potential convertible debt issuances is 5,000,000.

GPC Biotech AG

Notes to the Consolidated Financial Statements

Exercise of Stock Options and Convertible Bonds

During 2004 and 2003, several stock option and convertible bondholders exercised some of their fully vested options and convertible bonds, receiving 827,119 and 34,295 ordinary shares, respectively.

At December 31, 2003, consultants and employees of the Company had subscribed to 54,630 ordinary shares with a total value of € 214,660, which has been included in shareholders’ equity. The subscribed shares represent amounts paid for exercises of stock options for which ordinary shares have not been issued at December 31, 2003. The ordinary shares were subsequently registered on January 19, 2004.

Sale of Ordinary Shares

On July 2, 2004, the Company successfully concluded a combined equity offering of 7,160,000 new shares to current and new shareholders. The new shares began trading on the Frankfurt Stock Exchange and the NASDAQ stock exchange on June 30, 2004. The shares were sold at €12.50 in a rights offering and at €12.00 per share and $14.55 per ADS in a global offering and yielded € 78.0 million after deducting underwriters’ fees and costs. The offering closed and payment for the shares was received on July 2, 2004. Total costs of the transaction were € 9,261,000.

Accumulated Other Comprehensive Loss

The balance of the components of accumulated other comprehensive loss as of December 31, 2004 and 2003, were as follows (in thousand €):

	December 31,
	2004	2003
Unrealized gain on available-for-sale securities	497	651
Accumulated translation adjustments	(3,229)	(2,753)

Total accumulated other comprehensive income (loss)	(2,732)	(2,102)

19. Employee Benefit Plan

GPC Biotech Inc. has a defined contribution plan qualified under the provisions of the Internal Revenue Code section 401(k). All individuals who are employed by GPC Biotech Inc. are immediately eligible for enrollment in the plan. GPC Biotech Inc. contributes 50% of the first 4% of compensation contributed by each participant. Contributions are fully vested immediately. Costs of the plan, including the Company’s matching contribution, charged to operating expenses amounted to € 133,000 and € 88,000 in 2004 and 2003, respectively.

20. Contingencies

The Company may be party to certain legal proceedings and claims which arise during the ordinary course of business. In the opinion of management, the ultimate outcome of these matters will not have material adverse effects on the Company’s financial position, results of operations or cash flows.

GPC Biotech AG

Notes to the Consolidated Financial Statements

21. Subsequent Events

During January 2005, 23,360 fully vested stock options were exercised, resulting in the issuance of 23,360 ordinary shares with a nominal value of € 23,360.

22. Consolidated Property and Equipment

A schedule of the total acquisition costs based on the summary of development of the postings of property and equipment is shown below.

	01.01.2004	Currency Changes	Acquisition Costs		Adjustments	12.31.2004
(in thousand €)			Additions	Deletions
I. Intangible Assets
1. Licenses, industrial property rights and similar rights and assets to licenses and such rights and assets	1,816	(145)	—	—	—	1,671
2. Goodwill	—	—	—	—	—	—

	1,816	(145)	—	—	—	1,671

II. Plant and Equipment
1. Leasehold improvements	934	(26)	30	—	—	938
2. Other equipment; Operating and office equipment	8,335	(333)	1,041	(430)	—	8,613

	9,269	(359)	1,071	(430)	—	9,551

	11,085	(504)	1,071	(430)	—	11,222

	Accumulated Depreciation and Amortization
	01.01.2004	Currency Changes	Additions	Deletions	Adjustments	12.31.2004
I. Intangible Assets
1. Licenses, industrial property rights and similar rights and assets to licenses and such rights and assets	(1,203)	111	(166)	—	—	(1,258)
2. Goodwill	—	—	—	—	—	—

	(1,203)	111	(166)	—	—	(1,258)

II. Plant and Equipment
1. Leasehold improvements	(296)	7	(106)	—	—	(395)
2. Other equipment; Operating and office equipment	(5,709)	256	(1,462)	374	—	(6,541)

	(6,005)	263	(1,568)	374	—	(6,936)

	(7,208)	374	(1,734)	374	—	(8,194)

	Net Book Value
	12.31.2004	12.31.2003
I. Intangible Assets
1. Licenses, industrial property rights and similar rights and assets to licenses and such rights and assets	413	613
2. Goodwill	—	—

	413	613

II. Plant and Equipment
1. Leasehold improvements	543	638
2. Other equipment; Operating and office equipment	2,072	2,626

	2,615	3,264

	3,028	3,877

GPC Biotech AG

Notes to the Consolidated Financial Statements

23. Ownership of Subsidiaries

Consolidation region

Foreign

Name and location of the entity	Currency	Currency rate 100 unit of reporting currency	Share of Capital %	Equity ‘000 USD	Net Income (Loss) ‘000 USD
GPC Biotech Inc., Waltham, Massachusetts, USA (formerly Mitotix Inc.) ,	USD	73.2900	100	17,900	(15,808)

According to the Company resolution on June 28, 2002, GPC Biotech USA, Inc. was merged with GPC Biotech Inc. in Waltham. Therefore all shares of GPC Biotech USA, Inc. were transformed into shares of the surviving entity.

24. Schedule of Liabilities

(in thousand €)	December 31, 2004			December 31, 2003
	Remaining life		Secured With	Total	Remaining life under 1 year	Total
Type of liability	under 1 year	over 5 years
1. Accruals	6,596	—	—	6,596	(6,204)	(6,204)
2. Accounts payable	519	—	—	519	(629)	(629)
3. Long-term loan	—	—	—	—	(128)	(767)
4. Capital lease liability	—	—	—	—	(308)	(628)
5. Convertible bonds, thereof convertible	—	1,768	—	1,768	—	(884)
6. Other liabilities	314	—	—	314	(295)	(295)
• thereof tax liabilities	133	—	—	133	(156)	(156)
• thereof related to social security	—	—	—	—	(114)	(114)

25. Number of Employees

The average number of active employees during the year is as follows:

	2004	2003
Research and Development	118	149
General and Administrative	48	46

	166	195

Total compensation expense for employees and management, including stock compensation expense, was € 21,240,000 for 2004.

GPC Biotech AG

Notes to the Consolidated Financial Statements

26. Composition of Management

Management Board (“Vorstand”)

Bernd Seizinger, M.D., Ph.D.

Chief Executive Officer

(“Vorsitzender des Vorstands”)

Board memberships:

ALTANA Pharma AG, Konstanz, Germany

BioXell SpA, Milan, Italy

Santhera Pharmaceuticals AG, Basel, Switzerland

Elmar Maier, Ph.D.

Senior Vice President, Business Development

Chief Operating Officer (Martinsried/Munich, Germany)

(“Mitglied des Vorstands”)

Board membership:

GATC Biotech AG, Konstanz, Germany

Sebastian Meier-Ewert, Ph.D.

Senior Vice President

Chief Scientific Officer

Chief Operating Officer (Waltham, MA, USA)

(“Mitglied des Vorstands”)

Board membership:

Immatics Biotechnologies GmbH, Tübingen, Germany (since February 2004)

Mirko Scherer, Ph.D.

Senior Vice President

Chief Financial Officer

(“Mitglied des Vorstands”)

Memberships:

Stichting Preferente Aandelen QIAGEN (QIAGEN Foundation), Venlo, The Netherlands

Börsenrat (Exchange Council), Stock Exchange, Frankfurt, Germany

Supervisory Board (“Aufsichtsrat”)

Jürgen Drews, M.D., Ph.D., Chairman

Bear Stearns Health Innoventure Fund LLC, New York, NY, USA

(Managing Partner until September 2004, then Consultant)

Other Board memberships:

Axxima Pharmaceuticals AG, Martinsried/Munich, Germany (until April 2004)

Genaissance Pharmaceuticals, Inc., New Haven, CT, USA

Human Genome Sciences, Inc., Rockville, MD, USA

MorphoSys AG, Martinsried/Munich, Germany (Vice Chairman)

Protein Design Labs, Inc., Fremont, CA, USA (until June 2004)

TeGenero AG, Würzburg, Germany (Chairman)

GPC Biotech AG

Notes to the Consolidated Financial Statements

Michael Lytton, J.D., M.Sc., Vice Chairman

General Partner, Oxford Bioscience Partners, Boston, MA, USA

Other Board memberships:

Acambis, plc., Cambridge, U.K.

Alantos Pharmaceuticals, Inc., Cambridge, MA, USA

Clinical MicroArrays, Inc., Natick, MA, USA (since September 2004)

Descartes Therapeutics, Inc., Cambridge, MA, USA (Chairman, until December 2004)

Enanta Pharmaceuticals, Inc., Watertown, MA, USA

Rib-X Pharmaceuticals, Inc., New Haven, CT, USA

Santhera Pharmaceuticals AG, Basel, Switzerland

VaxInnate Pharmaceuticals, Inc., New Haven, CT, USA

Metin Colpan, Ph.D.

Founder and Member of the Supervisory Board of Qiagen N.V., Hilden, Germany

Other Board memberships:

Ingenium Pharmaceuticals AG, Martinsried/Munich, Germany

MorphoSys AG, Martinsried/Munich, Germany (since May 2004)

Omnitron AG, Griesheim, Germany (until June 2004)

Prabhavathi B. Fernandes, Ph.D.

President and Chief Executive Officer, DarPharma Inc., Chapel Hill, NC, USA

James Frates (since August 31, 2004)

Chief Financial Officer, Alkermes, Inc., Cambridge, MA, USA

Peter Preuss

President, The Preuss Foundation, Inc., La Jolla, CA, USA

Other Board memberships:

Egea Biosciences, Inc., San Diego, CA, USA (Chairman, until May 2004)

Overland Storage, Inc., San Diego, CA, USA

NOTE: Board memberships include comparable domestic and foreign supervisory bodies of commercial enterprises.

GPC Biotech AG

Notes to the Consolidated Financial Statements

27. Compensation of Management Board and Supervisory Board

Year Ended December 31, 2004

	Annual Compensation		Long-Term Compensation
	Salary (€)	Cash Bonus (€)	Stock Options (#)	Convertible Bonds (#)	Stock Appreciation Rights	All Other Compensation (1)
Management Board
Bernd R. Seizinger, M.D., Ph.D.	417,422	308,683	300,000	400,000	—	28,942
Elmar Maier, Ph.D.	253,760	100,000	50,000	90,000	—	—
Mirko Scherer, Ph.D.	271,867	250,000	100,000	100,000	—	—
Sebastian Meier-Ewert, Ph.D.	277,784	200,000	50,000	100,000	—	—

Supervisory Board
Jurgen Drews, M.D., Ph.D. (Chairman)	37,500	—	—	—	20,000	—
Michael Lytton, J.D. (Vice Chairman)	31,667	—	—	—	15,000	—
Metin Colpan, Ph.D.	22,418	—	—	—	11,250	—
Prabhavathi Fernandes, Ph.D.	19,126	—	—	—	12,500	—
Peter Preuss	17,500	—	—	—	12,500	—
James Frates	9,167	—	—	—	15,000	—

(1)	This amount represents a double household allowance.

Shareholdings of Management Board and Supervisory Board

	At December 31, 2004
	Number of Shares	Number of Options	Number of Convertible Bonds	Stock Appreciation Rights
Management Board
Bernd R. Seizinger, M.D., Ph.D.	—	1,374,280	600,000	—
Elmar Maier, Ph.D.	266,000	289,000	191,000	—
Mirko Scherer, Ph.D.	24,000	429,000	201,000	—
Sebastian Meier-Ewert, Ph.D.	333,200	299,000	230,500	—

Supervisory Board
Jurgen Drews, M.D., Ph.D. (Chairman)	28,800	10,000	25,000	20,000
Michael Lytton, J.D. (Vice Chairman)	—	10,000	39,000	15,000
Metin Colpan, Ph.D.	14,400	10,000	15,000	11,250
Prabhavathi Fernandes, Ph.D.	—	—	10,000	12,500
Peter Preuss	80,000	—	30,000	12,500
James Frates	1,000	—	—	15,000

(1)	During 2004, Dr. Seizinger exercised a total of 120,000 shares in the following transatiors: Exercised 84,000 on June 30, 2004 Exercised 36,000 on July 1, 2004
(2)	Drs. Maier and Meier-Ewert sold 150,000 shares each on June 30, 2004 as part of the combined equity offering that closed on July 2, 2004.
(3)	During 2004, Dr. Scherer exercised a total of 30,000 shares in the following transations: Exercised 21,000 on June 30, 2004 Exercised 9,000 on July 1, 2004 (4) Prof. Dr Drews exercised 28,800 options on October 22, 2004.

28. Declaration according to Section 161 AktG of the German Corporate Governance Code

GPC Biotech AG has – as single publicly listed entity of the Company – has made the required declaration according to § 161 AktG and has made readily available for shareholders.

GPC Biotech AG

Summary of Material Differences between German Accounting Principles and U.S.

GAAP

The Company, as a German parent company, must issue Consolidated financial statements according to the German Commercial Code (HGB). Section 292a of HGB allows for an exception when consolidated statements are issued and published under widely known international accounting rules (e.g. U.S. GAAP). The Company’s consolidated financial statements are prepared in accordance with U.S. GAAP. The following is a summary of significant differences between U.S. GAAP and German HGB that may affect the Company’s financial statements for the periods presented.

General Differences

The basic approaches of U.S. GAAP and German HGB are different. While U.S. GAAP is concerned with decision-making information, German GAAP places a stronger emphasis on creditor protection and prudence.

Therefore a higher importance is placed on comparability of the financial statements – from different years and different companies – as well as reported earnings in U.S. GAAP than in German HGB.

Classification Requirements

Under U.S. GAAP assets are presented in order of liquidity and liabilities are presented in the order of maturity. Under HGB the presentation for German commercial law purposes is defined by Section 266 HGB. The presentation is oriented according to planned retention period of assets of the company as to determine financing sources such as liabilities and equity.

U.S. GAAP requires that items be listed in an order so that the short-term assets are presented first. Under U.S. GAAP the current portion of non-current assets and liabilities are shown in separate balance sheet positions. The portion that is due one year or less is treated as current. Acquired software that is used internally is treated as operational and office equipment rather than intangible assets.

Securities

Under German HGB, debt and equity securities are reported at lower of cost or market in which unrealized losses are charged to expenses. Unrealized gains are not anticipated but recognized only when realized. According to FAS 115 “Accounting for Certain Investments in Debt and Equity Securities”, all of the securities held by the company are classified as available-for-sale. As such the securities are recorded at market value. Under FAS 115, the difference between market value and cost for available-for-sale securities is recorded in shareholders’ equity and presented as other comprehensive income. Gains and losses are first reported in earnings upon the sale of the security.

Accrued Expenses

Accrued expenses are not generally reported separately in U.S. GAAP but presented under liabilities.

The opportunity to accrue expense is more restricted under U.S. GAAP that under HGB. Under U.S. GAAP the accrued expenses for known liabilities and anticipated losses from contracts are allowed to be accrued according to FAS 5 “Accounting for Contingencies” only when liabilities exist to third parties, the liability is probable and the amount of the accrual can be estimated. Accruals for which there is a range of possible outcomes probable, the lowest value of the range is used.

According to HGB accrued expenses are valued under the conservative principle. Expenses accrued according to the US method are not allowed.

GPC Biotech AG

Summary of Material Differences between German Accounting Principles and U.S.

GAAP

Intangible Assets

Under U.S. GAAP intangible assets with definite useful lives are depreciated over their estimated useful lives in accordance with FAS 142 “Goodwill and Other Intangible Assets”.

Goodwill and other intangible assets with indefinite useful lives are no longer regularly amortized. Instead they are reveiewed at least once per year for impairment and if impaired are written down to fair value.

Under HGB the Goodwill and other intangibles in service are amortized over the estimated useful life, not to exceed 20 years.

The application of the purchase method is required for all acquisitions completed after June 30, 2001. It is not allowed to calculate the value the company by its equity under HGB

Under U.S. GAAP license payments for the in-licensing of drug candidate compounds from third parties are capitalized and amortized over their estimated useful lives in accordance with FAS 142 “Goodwill and Other Intangible Assets”. In accordance with FAS 2 “Accounting for Research and Development Costs” these costs are treated as research and development expenses as long as they are directly associated with a specific research and development project and an alternative future use in another research and development project is not possible. They are therefore immediately expensed while HGB requires consideration for purchased intangibles to be capitalized.

Impairment

Impairment is required to be recognized under U.S. GAAP when impairment factors exist and the sum of the undiscounted cashflows is less than the carrying amount. The amount of the impairment recognized is equal to the difference between carrying amount of the asset and the fair value as determined by the discounted cashflows. HGB has no such process. A comparison between carrying value and the value to be attributed is executed only by the existence of concrete evidence of the need of valuation a allowance.

Leasing

The capitalization of leased equipment under U.S. GAAP is not based on rightful ownership but rather on business ownership. By the so called “capital lease”, the risks and benefits from ownership of leased equipment lie predominantly with the lessee without corresponding rightful ownership. Under U.S. GAAP such a leasing arrangement is treated as a purchase, whereby the lessee capitalizes the leased equipment and shows a corresponding liability.

Foreign Currency

Under U.S. GAAP the valuation of foreign currency denominated receivables and liabilities is calculated using the foreign currency rate at the end of the reporting period. The resulting gains and losses are reported in earnings. Under HGB the valuation of foreign currency denominated receivables and liabilities follows the “lowest value principle” in which the most unfavorable foreign currency rate is used at the end of the year. Any resulting unrealized losses are reported in earnings.

Stock-based Compensation and Convertible Bonds

Under U.S. GAAP, stock-based compensation can be accounted for according to two methods. The Company applies the expense provisions under FAS 123 “Accounting for Stock-based Compensation”. Upon the issuance stock options and convertible bonds the fair value is calculated using the Black-Scholes option pricing model and is amortized into earnings as compensation expense over the estimated life of the option or convertible bond with the offsetting entry recorded as additional paid-in capital in shareholders’ equity. Under HGB, no expense is recognized related to stock options. Equity is affected only when the option or convertible bonds are exercised.

GPC Biotech AG

Summary of Material Differences between German Accounting Principles and U.S. GAAP

Deferred Taxes

Deferred taxes are accounted for under U.S. GAAP using the “temporary concept” where as HGB requires the use of the “timing concept”. Under FAS 109 “ Accounting for Income Taxes”, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization.

Costs of Private Placement and Initial Public Offering

Under U.S. GAAP certain costs associated with issuing equity in a private placement or an initial public offering of equity are recorded as a reduction of equity. Under U.S. GAAP, such costs are expensed as incurred.

Acquired In-process Research and Development

In-process research and development of an acquired company is not separately identified under HGB but rather included in goodwill of the acquired company. Under U.S. GAAP these costs are identified, valued and immediately expensed.

Stock-based Business Acquisitions

U.S. GAAP requires that transactions involving the exchange of shares for assets in-kind be recorded at current market value of the shares. HGB stipulates choice whereby the acquired company is valued using the value of the shares surrendered or at the higher current market value, however the market value of the exchanged assets must not be exceeded.

Revenue Recognition

The recognition of revenue following HGB and U.S. GAAP are basically the same, as long as the delivery of the technology or provision of service has already occurred. Differences could arise in regards to the timing recognition if the Company has continued involvement in the arrangement or if the customer has accepted the service. For non-standard payment terms no revenue is realized under U.S. GAAP in accordance with SAB 101 “Revenue Recognition in Financial Statements” until collection is certain. In contrast to HGB rules, such transactions are deferred and realized when paid.

Segment Reporting

Segment reporting, as prescribed by German Accounting Standard 3 (DRS 3), is required by commercial law rules and regulations in consolidated financial statement. Since the business activities of the Company can only be analyzed into one segment, the preparation of segment reporting is not required under SFAS 131. In accordance with SFAS 131, information according to geographic locations is included in the Notes.

Offsetting of Expenses

In certain circumstances U.S. GAAP allows current year expenses to be offset, for example in the release of accruals. In HGB, unused accruals are reversed and recorded as other income in contrast to U.S. GAAP where released accruals are recorded against current year expense, thereby reducing expenses.

GPC Biotech AG

Management Report

With a successful financing in the summer of 2004, GPC Biotech ended the year in a strong financial position with € 59.4 million in cash and cash equivalents, € 69.2 million in marketable securities and short-term investments, and € 2.3 million in restricted cash. The money raised in 2004 is being used to further the Company’s strategic goals, including to broaden the potential for satraplatin and to drive forward other development programs.

Economic Environment

While the world economy in 2004 grew – gross world product (GWP) increased by 4%, compared to 2.8 % in 2003 – German economic growth was lackluster, continuing to lag behind the growth average of the EU countries. German real GDP for 2004 was only 1.7 % higher than in 2003, and 0.5 percentage points were attributable to the effect of extra working days since many public holidays fell on weekends. Despite the strong Euro ($1.36/€ at year end 2004), exports grew at a double-digit rate in the first half of 2004. However, this rate slowed during the second half of the year. In the stock market, the DAX 30 index gained 7% for the year and closed at 4,256 points, only 16 points below its 52-week high. The TecDAX closed at 519.99 compared to 541.87 at the beginning of the year. However, the index was able to recover well from its low of 431.25 in the summer.

In the U.S., the focus for most of the year was on the Presidential election and the ongoing horrors in Iraq. Other negative factors weighing on the economy were rising national debt and high oil prices. However, with the election concluded, fears of a clouded result like that of 2000 were eliminated and the fear of the terrorist threat abated. Overall, 2.2 million new jobs were created in 2004 in the U.S.- the best showing in five years – although unemployment remained steady at 5.4%. U.S. real GDP was up 4.4 % compared to 2003. In the stock markets, the Dow Jones closed for the year up a modest 3% compared to 2003. But the NASDAQ composite had a strong year-end rally compared to the preceding year and gained 9% for the year 2004.

Healthcare Industry

The pharmaceutical industry was plagued with bad news during 2004, including the flu vaccine crisis, the withdrawal of Vioxx® from the market due to safety issues, and safety concerns about other commonly used primary care drugs, such as Celebrex® and Aleve®. The industry continued to be hit by generics competition and the lack of pipeline drugs with blockbuster potential. These problems were coupled with growing U.S. public anger over the rising price of prescription drugs. These issues were reflected in the sector’s performance for the year: The pharmaceutical sector stock index was down over 9% for the year compared to 2003 – as opposed to a 9% gain by the S&P 500 index.

The picture for the biotech industry, however, was much rosier. In 2004, the industry proved again its value in developing new and improved medicines and twenty new biotech products were approved in the U.S. during the year, including novel anticancer drugs such as Tarceva®.

Globally, biotech financings surpassed the $20 billion mark for only the second time in the industry’s history. Financings totaled $20.8 billion in 2004 compared to $19.1 billion in 2003. The IPO window that opened in the fall of 2003 remained open, and in 2004 there were 37 IPOs in the U.S. and 12 in Europe.

Company Overview and R&D Report

GPC Biotech is a biopharmaceutical company discovering and developing new anticancer drugs. The Company’s lead product candidate – satraplatin – is currently in a Phase 3 registrational trial as a second-line chemotherapy treatment in hormone-refractory prostate cancer following successful completion of a Special Protocol Assessment by the U.S. FDA and receipt of a Scientific Advice letter from the European central regulatory authority, the European Agency for the Evaluation of Medicinal Products (EMEA). The FDA has also granted fast track designation to satraplatin for this indication. Other anticancer programs in development include a monoclonal antibody and a cell cycle inhibitor. The Company is

GPC Biotech AG

Management Report

leveraging its drug discovery technologies to elucidate the mechanisms-of-action of drug candidates and to support the growth of its drug pipeline. In addition, the Company has a multi-year alliance with ALTANA Pharma AG, which provides GPC Biotech with revenues until mid-2007.

GPC Biotech AG is headquartered in Martinsried/Munich (Germany). The Company has a wholly owned U.S. subsidiary, GPC Biotech Inc., with two sites in Waltham, Massachusetts, and Princeton, New Jersey.

Financial Summary

As expected, net revenues in 2004 decreased by 41% to € 12.6 million from € 21.6 million in 2003. Two pharmaceutical alliances were successfully concluded at the end of 2003 and, accordingly, did not generate any more revenues in 2004. Furthermore, the expected reduction in revenues under the ongoing collaboration with ALTANA Pharma and the weakness of the U.S. dollar compared to the Euro also contributed to the reduction in revenues compared to the previous year as these payments were U.S. dollar based. All of the revenues in 2004 were generated from alliances with pharmaceutical companies. Payments for ongoing contract research accounted for € 6.8 million and the amortization of deferred upfront payments received in previous years accounted for € 5.8 million.

Since GPC Biotech’s business cannot be divided in a meaningful manner, no segment reporting is provided. However, the Company provides a geographical breakout on certain key figures.

Total operating expenses of € 53.5 million (2003: € 51.1 million) were mostly attributable to investment in research and development (R&D) activities. R&D expenses amounted to € 40.2 million compared to € 37.7 million in the preceding year. R&D activities are essential for increasing the long-term value of GPC Biotech and will therefore continue to account for a significant proportion of overall costs. General and administrative (G&A) expenses rose from € 11.5 million in 2003 to € 13.2 million in 2004, including € 7.6 million for personnel-related expenses.

The largest expense items of GPC Biotech were the following (in thousand €):

• Salaries and benefits	€21.3
• External Research	€6.3
• Clinical development	€7.7

Other operating expenses amounting to € 2.5 million in 2004 (2003: € 1.4 million) and other operating income amounting to € 1.0 million (2003: € 1.3 million) resulted mainly from realized and unrealized gains and losses due to exchange rate differences.

The loss before interest and tax in 2004 increased to € 42.4 million from € 29.6 million in the preceding year.

The net loss from ordinary operations amounted to € (39.9) million (2003: € (26.8) million).

The Management Board proposes that a dividend not be paid for fiscal year 2004 and the Company does not expect to pay dividends in the foreseeable future.

In 2004, GPC Biotech invested € 1.1 million in property and equipment, mainly in technical and laboratory equipment (2003: € 1.7 million).

As of December 31, 2004, total assets were € 141.9 million (2003: € 101.6 million). Cash, cash equivalents, marketable securities and short-term investments accounted for € 128.6 million of total assets (2003: € 89.2 million). These funds are held in prime-rated interest-bearing investments and time deposits.

GPC Biotech AG

Management Report

Long-term liabilities were € 4.7 million (2003: € 6.7 million). Deferred revenues accounted for 62% of long-term liabilities. These represent up-front payments that GPC Biotech has received from collaborative partners and that will be recognized as revenues over the next several years. Shareholders’ equity was € 124.8 million at December 31, 2004 (2003: € 81.9 million), representing an equity ratio of 88%, compared to 81% in 2003. When adjusted to include deferred upfront payments as equity, the equity ratio was 90% in 2004, compared to 85% in 2003.

Intellectual Property Position

GPC Biotech has an active strategy to protect the intellectual property around its products and technologies. This strategy includes applying for patent protection in those markets relevant to the product or technology, including the U.S., Europe, Japan and other key markets where appropriate. The Company’s strategy is also supported by trademark and trade secret laws, as well as confidentiality provisions in the Company’s agreements. GPC Biotech seeks the broadest applicable protection for its intellectual property and commonly files international patent applications pursuant to international intellectual property laws such as the Patent Cooperation Treaty or the European Patent Convention.

Procurement

Continued effort has been put into the streamlining of the Company’s core material and equipment supply sources. Large-scale purchases of equipment for the three facilities are centralized in Martinsried, Germany. The general criteria for the selection of suppliers are high product quality combined with service that meets the Company’s needs. The majority of GPC Biotech’s purchases are services. For materials used in clinical trials, including bulk drug, capsules, vials, and packaging and labeling for supplies, GPC Biotech has established a supplier network that enables materials to be produced in both the U.S. and Europe.

Employees

GPC Biotech’s worldwide headcount was 171 as of December 31, 2004, compared to 180 on December 31, 2003. In keeping with the focus of GPC Biotech’s business, 72% of the Company’s employees worked in research and development.

GPC Biotech offers all permanent employees the opportunity to become shareholders through its stock option programs. These plans are important for attracting and retaining highly qualified employees, especially in the international labor market in which the Company competes. At December 31, 2004, there were 4.2 million options outstanding, of which 1.5 million had not yet vested. During 2004, a total of 458,989 options were exercised.

Risk Management

As an internationally operating biopharmaceutical company, GPC Biotech is exposed to many risks that are inseparable from its business activities. It is the responsibility of the Management Board and of all employees to identify these risks at an early stage and to manage them responsibly. GPC Biotech has a risk management system in place that is an integral component of the management tools used to identify issues that could potentially harm the continuity and growth of the Company’s business.

Significant characteristics of this risk management system include:

•	The implementation of a risk recognition system. The Company was divided into different risk areas with assigned risk owners. These risk owners monitor risks in their areas and report any identified critical risks directly to a member of the Management Board.

•	An annual risk inventory highlighting fundamental and systemic risks that could materially impact GPC Biotech’s business activities.

GPC Biotech AG

Management Report

•	The assessment and evaluation of risks in an annual aggregated risk report, which includes the probabilities of the occurrence of, the extent of potential damage from and proposals on how to manage highlighted risks.

•	The designation of a member of the Management Board and an additional employee who are responsible for risk management.

•	A reporting structure to facilitate the reporting of risks as quickly as possible, as well as an employee hotline for reporting possible violations of law or company policy.

•	The implementation of organizational functions and controls, including but not limited to quality assurance, safety reporting and financial controlling.

The risk management system of GPC Biotech is designed to help management recognize significant risks at an early stage so that appropriate measures can be initiated.

The main areas of GPC Biotech’s risk exposure include, but are not limited to:

General Business-Related Risks

GPC Biotech is focused on discovering and developing new anticancer drugs. The development of new therapeutics is expensive and highly risky. Because of the high attrition rate of drug candidates, the Company seeks to diversify its risk by having several programs in its pipeline. However, with currently only one product candidate – satraplatin –in late stage clinical development, the Company is highly dependent upon its success. Furthermore, GPC Biotech has a multiyear collaboration with ALTANA Pharma AG in the U.S. This collaboration provides GPC Biotech with revenues through mid-2007. This agreement is currently the Company’s only major source of revenue.

GPC Biotech relies significantly on third-party service providers, including to conduct clinical trials and to produce the study drugs. The Company’s drug development programs could be seriously affected if any of its vendors are unable to deliver the services or products under contract or do not comply with regulatory requirements. GPC Biotech carefully monitors and audits its vendors on a regular basis and develops alternative strategies for procuring services and materials as possible. Additionally, some of GPC Biotech’s drug development activities require specific materials, in particular special grade antibodies and chemicals. Since only a few suppliers worldwide produce some of these materials, a delay or failure of supply could have a negative impact on some of GPC Biotech’s drug development programs.

GPC Biotech is also exposed to risks resulting from changes in the public and private health care market. For example, changes in the financing of and reimbursement in the health sector could have a material effect on the expected profitability of the Company’s development programs. In addition, there is significant worldwide competition in the pharmaceutical industry, in particular in the field of oncology, and a number of companies have greater resources and more experience than GPC Biotech in developing and commercializing oncology drugs. As a result, competitors could develop and commercialize products that are more effective, safer or more affordable than those of GPC Biotech, or they could obtain marketing approval before GPC Biotech, limiting the Company’s commercial opportunities. Therefore, it is crucial for GPC Biotech to carefully monitor the competitive and regulatory environment for its research and development programs.

Drug Discovery and Development-Related Risks

At each stage of research and development, programs may be delayed or fail. Early-stage drug discovery in the pharmaceutical and biotech industries is characterized by a very high degree of failure. For those discovery programs that are successfully advanced into further development, pre-clinical studies necessary prior to the start of clinical trials may reveal unexpected toxicities resulting in the need for additional experiments or modifications to the drug candidate or in the halting of the program. Sensitive bioanalytical methods have to be set up and strict regulations must be observed prior to commencing clinical studies. This is often difficult to achieve and may lead to a delay in the initiation of the clinical studies. Approvals from regulatory authorities and ethical committees are required before a clinical study can start. The agencies may delay a clinical project by requiring more pre-clinical, chemical, pharmaceutical or biological data.

GPC Biotech AG

Management Report

Late-stage clinical trials are the most costly stage of drug development, and their success and regulatory approval cannot be guaranteed. Clinical programs may be delayed or terminated for a variety of reasons. For example, patients may not be accrued to a trial in a timely manner. The Company or one of its vendors may not comply with regulatory guidelines. Unexpected side effects may occur or a trial could fail to show efficacy.

The Company’s research and development activities, pre-clinical studies, clinical trials and the anticipated manufacturing and marketing of products are subject to extensive regulation by the U.S. FDA and comparable authorities in Europe and elsewhere. The approval of the relevant regulatory authorities is required before a product can be sold in a given market. The regulatory approval process is expensive, time-consuming and the timing of receipt of regulatory approval is difficult to predict. A delay or denial of an approval could delay the Company’s ability to generate product revenues and achieve profitability.

Intellectual Property/Legal Risks

The economic success of GPC Biotech depends, among other things, on the ability to secure patent protection for its key technologies and products and the successful defense of these patent rights against any potential third-party claims.

GPC Biotech seeks the broadest possible patent protection for its programs and works with highly experienced biotechnology patent attorneys in drafting its patent applications. However, as the patenting of biotechnological inventions is a rapidly developing area, GPC Biotech cannot exclude the general risk that broad patent protection may not be available for one or more of its key programs. Furthermore, there is a risk that GPC Biotech may need to license certain intellectual property rights owned by third parties in order to fully commercialize one or more of its key programs. The Company’s primary patents covering satraplatin expire in 2008 and 2010 in the U.S. and in 2009 in most other countries. The Company believes that satraplatin will meet the criteria for patent extension under the U.S. Hatch-Waxman Act and comparable laws elsewhere. If the Company is unable to extend the patents, satraplatin could be subject to competition from third parties with products with active pharmaceutical ingredients comparable to those of satraplatin.

The execution of clinical trials exposes the Company to product liability risks. GPC Biotech has purchased product liability insurance for its clinical programs to help mitigate this risk. However, it is possible that the Company may not be able to maintain sufficient insurance to cover claims, should any ever be made against the Company.

In both Europe and the United States the corporate governance and reporting requirements for publicly traded companies have increased dramatically in recent years. In addition, the number of shareholder lawsuits in the United States against biotech companies with drug candidates in late-stage clinical development has continued to rise in the past year. Since the shares of GPC Biotech are listed on both the Frankfurt Stock Exchange and the NASDAQ National Market, the Company is exposed to these regulatory and legal risks in both regions. While the Company invests significant time and resources in its corporate governance and compliance activities, it is possible that legal claims could arise in the future, particularly in the United States, that would place significant demands on the Company’s management and resources. Although the Company has purchased insurance to cover such potential liabilities, claims could exceed the amount of the insurance and changes in the market for insurance could limit the ability to purchase adequate insurance in the future.

GPC Biotech is currently not involved in any lawsuit that could have a material negative impact on GPC Biotech’s business activities; however, this cannot be excluded for the future.

Financial Risks

At the end of fiscal year 2004, GPC Biotech had cash, cash equivalents, marketable securities and short-term investments amounting to € 128.6 million. The Company plans to

GPC Biotech AG

Management Report

continue to simultaneously conduct clinical trials and pre-clinical research for several programs. Typically, biotechnology companies often need to raise additional funds to accelerate or initiate additional drug discovery and development programs or commercialization efforts. GPC Biotech may need to raise additional funds in the future, depending, for example, on the rate of progress of clinical and pre-clinical development of the Company’s programs.

Substantially all of GPC Biotech’s current revenues are generated from a single source - the Company’s collaboration with ALTANA Pharma AG in the U.S. However, the revenues resulting from this collaboration agreement are committed and there is no early termination except in cases of material breach, change of control or bankruptcy. Additionally, ALTANA Pharma is a profitable and growing company and its financial distress is highly unlikely.

GPC Biotech’s business is affected by fluctuations in the foreign exchange rates between the U.S. dollar and the Euro. A majority of the Company’s revenues are denominated in U.S. dollars but are reported in Euros. Thus, currency fluctuations could cause the Company’s revenues to decline. The Company expects a large part of expenses to be denominated in U.S. dollars. The majority of GPC Biotech’s cash and cash equivalents are in Euros. GPC Biotech hedged this foreign currency risk to some extent by raising U.S. dollars through the public offering on NASDAQ and through the purchase of U.S. dollars in advance. At the end of 2004, the Company held funds denominated in U.S. dollars in the amount of 32.4 million.

GPC Biotech AG’s Enterprise Resource Planning System, which has been operating successfully in all three sites for several years, is the Company’s integrated accounting, controlling and monitoring system. It is the basis for an external and internal reporting system that also includes project controlling for all major research and development programs. The system enables budget deviations to be identified, monitored and proactively managed at an early stage.

Human Resource Risks

The success of GPC Biotech depends on the efforts and abilities of its key employees. The loss of one or more of these key personnel may delay the Company’s research and development efforts. However, there has been little turnover in the senior management team for several years, and the organization’s founders still work for the Company. The implementation of the Company’s business strategy and future success will also depend on the continued ability to attract and retain other highly qualified personnel. The Company operates in a highly competitive hiring environment.

GPC Biotech offers its employees a variety of incentives, including a remuneration system rewarding outstanding performance and long-term stock option plans. Additionally, GPC Biotech invests in the further education and professional development of its employees.

In 2004, GPC Biotech implemented a Code of Conduct. The Code sets forth basic standards for the ethical and responsible conduct of Company business that are to be observed by all employees as well as the members of both the Management Board and the Supervisory Board. In conjunction with this Code, the Company set up a hotline telephone number for use by employees with regard to compliance matters.

Overall Risk Exposure

In conclusion, GPC Biotech’s overall risk exposure is typical for an international, publicly traded company engaged in drug discovery and development. The Company’s Risk Management System is designed to identify, monitor and actively manage these risks. The Company plans to continue to further develop and improve this system during 2005.

Environmental Protection and Occupational Safety

GPC Biotech is a research and development firm and does not have manufacturing operations. The Company continually strives to provide a safe working environment for its employees and to minimize the impact of its operations on the environment. The Company’s

GPC Biotech AG

Management Report

policy is to comply strictly with the requirements of federal, state and local occupational health and safety, environmental and waste management regulations. The Company’s three sites are subject to government inspections to monitor and confirm compliance with these regulations. GPC Biotech maintains all permits and licenses necessary for its operations.

Events After the Close of Fiscal Year 2004

On February 1, 2005, GPC Biotech announced the initiation of an open label, Phase 1 study evaluating the Company’s 1D09C3 monoclonal antibody in patients with relapsed or refractory B-cell lymphomas who have failed prior standard therapy.

Outlook for 2005

Economy and Biotechnology Industry

According to the United Nations Department of Economic and Social Affairs, the world economy is expected to continue to grow at a fast, if somewhat reduced, rate, with predictions of GWP increasing by 3.3 % in 2005, after rising by 4 % in 2004.

In Germany, consumer spending is expected to continue to expand at only a modest pace. In contrast, business investment is predicted to grow faster, with favorable world markets, low interest rates, slow wage increases and successful consolidations on the business level. German GDP is predicted to increase by some 1.5% in 2005.

In the U.S., the effect of the ongoing conflict in Iraq, combined with the growing national deficit, the declining dollar and the price of oil, make for much uncertainty for the economy in 2005. Some are predicting that the pace of economic improvement will pick up in 2005, but only slightly. A survey of economists by Bloomberg predicts an increase of U.S. GDP in 2005 of 3.6%

Predictions for biotech in 2005 are mixed. There is a general sense that the focus, as in 2004, will be on the fundamentals of individual companies. There is a concern that there are no big news or breakthrough events expected that could catapult the whole sector in 2005. Investors also have questions about what actions the FDA will take.

Despite some concerns, the long-term outlook for the industry remains strong with product candidates moving through the pipeline and more and more biotech-developed products making it onto the market. With the population aging, the need for new and more effective treatments should continue to rise, and the innovation required to meet this demand will continue to come out of the biotech industry.

Employees

The Company considers the developments in the numbers of employees in various departments and geographic regions to be in line with expectations for growth. While GPC Biotech continues to strengthen and expand the drug development group, the Company currently does not expect to undertake significant hiring in any other area in the year ahead, although this will depend on Company activities.

Financial Goals

With the Company’s focus on oncology drug discovery and development, GPC Biotech is no longer actively seeking technology collaborations. The one remaining collaboration is the multi-year alliance with ALTANA Pharma in the USA. This collaboration extends through mid-2007 and is expected to be the major source of revenue in 2005, as it was in 2004. GPC Biotech is entitled to receive a total of $60 million in funding during the course of this collaboration.

In addition, the Company may or may not generate additional revenues by out-licensing or partnering one or more drug candidates. The timing as well as the extent of any of these revenues is hard to predict. In the mid- and long-term, the Company expects that the majority of its revenues will come from development and marketing alliances for and/or commercial sales of its drug candidates. When seeking partners, GPC Biotech will leverage the near-term cash flow versus the goal of maximizing the long-term upside potential of its programs.

GPC Biotech AG

Management Report

With the continued advancement of drug development programs, as well as the planned initiation of additional clinical trials with satraplatin, the Company expects R&D expenses to increase in 2005 compared to 2004. The burn rate and net loss are also expected to increase compared to the previous year.

Corporate Goals

In 2005, GPC Biotech will continue to focus on advancing the Company’s drug candidates, including satraplatin, the 1D09C3 monoclonal antibody and the cell cycle inhibitors program. The Company expects to initiate additional demonstrational clinical trials with satraplatin to further explore other therapeutic applications for this promising compound.

GPC Biotech believes it is well positioned to pursue its strategy and goals in the year ahead.

Report of the Supervisory Board

GPC Biotech had important achievements during 2004, including a major financing, a listing on the U.S. NASDAQ stock exchange, and the advancement of the Company’s oncology discovery and development programs. The Supervisory Board monitored Company management on a regular basis throughout the year and provided advice related to the Company’s strategic development and other important issues. Throughout 2004, the Management Board kept the Supervisory Board informed about the Company’s financial position, corporate plans and significant business developments, including through regular written reports. The Supervisory Board was involved at an early stage in decisions of major importance.

Meetings of the Supervisory Board

During 2004 the Supervisory Board held twelve meetings. In addition, the Chairman of the Supervisory Board and the Chairman of the Management Board exchanged information about important developments and decisions regularly throughout the year. At its meetings, the Supervisory Board discussed the current state of affairs of the Company and business developments in general, as well as specific key topics. In particular, the Supervisory Board reviewed and monitored the progress of activities related to the clinical development of the Company’s lead drug candidate, satraplatin. GPC Biotech’s overall strategy and business development activities were also discussed at many of these meetings. The Supervisory Board was closely involved in the equity financing that was completed in the summer of 2004, which also included the listing of American Depositary Shares representing the Company’s shares on the NASDAQ Stock Market. In light of the Company’s NASDAQ listing, the Supervisory Board discussed and approved various measures to comply with the provisions of the Sarbanes-Oxley Act and the NASDAQ Corporate Governance Rules. The Company’s corporate governance principles were amended accordingly in this regard. Decisions on transactions requiring Supervisory Board approval were made based on discussions with the Management Board and/or based on information and documentation provided by the Management Board.

Committees

The Supervisory Board has four committees – the Audit Committee, the Finance Committee, the Compensation Committee and the Corporate Governance and Nominations Committee. The Audit Committee of the Supervisory Board met three times during 2004. The Committee’s activities include the discussion of the financial statements with the Company’s auditors before the statements were submitted to the Supervisory Board for approval as well as the discussion of quarterly earnings and audit fees. In connection with the registration of the Company’s shares in the U.S. in preparation for the NASDAQ listing, the Audit Committee discussed a change of accounting policy related to milestone payments to make the Company’s policy consistent with U.S. GAAP.

The Finance Committee did not hold any meetings. The Compensation Committee periodically discussed compensation matters related to the Management Board and the Company’s senior management, although it did not have any formal meeetings in 2004. The Corporate Governance and Nominations Committee was newly created after the Annual Shareholders’ Meeting in August and did not hold any formal meetings during the remainder of 2004.

Financial Statements

The financial statements of GPC Biotech AG according to the German Commercial Code (HGB) and the consolidated financial statements according to U.S. GAAP were audited by Ernst & Young AG Wirtschaftsprüfungsgesellschaft, Munich, and approved with an unqualified opinion. Ernst & Young was elected as auditor by resolution of the Annual Shareholders’ Meeting on August 31, 2004, and retained by the Supervisory Board. The result of the audit is explained in the Independent Auditors’ Report. The report found that GPC Biotech fully complied with both U.S. GAAP and German GAAP (HGB). The consolidated financial statements according to U.S. GAAP were completed with a group management report and annotations according to § 292a HGB.

The relevant financial statements and the audit reports were given to every member of the Supervisory Board for review. The auditors participated in the meeting of the Audit Committee on February 28, 2005, as well as in the meetings of the Supervisory Board on March 2, 2005, and on March 14, 2005. The Audit Committee and the Supervisory Board reviewed and discussed the audit reports in detail at these meetings. At the meeting on March 14, 2005, the Supervisory Board approved the financial statements for GPC Biotech AG and the Company’s consolidated financial statements that were prepared by the Management Board. At the same meeting, the Supervisory Board also concurred with the results of the audit performed on the financial statements for GPC Biotech AG as well as for the Company’s consolidated financial statements for the year ended December 31, 2004. Thus the financial statements for GPC Biotech AG were confirmed.

Changes to the Supervisory Board

James M. Frates, Chief Financial Officer, Vice President and Treasurer of Alkermes Inc., a biopharmaceutical company based in Cambridge, Massachusetts, USA, was elected as a member of the Supervisory Board at the Annual Shareholders’ Meeting on August 31, 2004. Mr. Frates was elected to fill the Supervisory Board seat vacated by Dr. Helmut Schühsler, whose resignation was effective as of December 31, 2003. Mr. Frates is also serving as Chairman of the Audit Committee of the Supervisory Board.

The Supervisory Board thanks the Management Board and all GPC Biotech employees for their efforts and achievements in 2004.

Martinsried/Planegg, March 14, 2005

Jürgen Drews, M.D., Ph.D., Chairman

Report of the Supervisory Board 28 | 29

Executive Committee

Bernd R. Seizinger, M.D., Ph.D.

Chief Executive Officer

Bernd R. Seizinger, M.D., Ph.D., has been Chief Executive Officer of GPC Biotech since 1998. He joined GPC Biotech from Genome Therapeutics Corporation (now Oscient Pharmaceuticals Corporation) of Waltham, Massachusetts, where he was Executive Vice President and Chief Scientific Officer (1996–1998). From 1992 to 1996, Dr. Seizinger was at Bristol-Myers Squibb Pharmaceutical Research Institute in Princeton, New Jersey, where he held the posts of Vice President of Oncology Drug Discovery and, in parallel, Vice President of Corporate and Academic Alliances. From 1984 to 1992, Dr. Seizinger was at Harvard Medical School and Massachusetts General Hospital, where he served both as Associate Professor of Neuroscience at Harvard Medical School and Associate Geneticist and Director of the Molecular Neuro-Oncology Laboratory at Massachusetts General Hospital. Dr. Seizinger also held a visiting professorship at the Department of Molecular Biology at Princeton University. He was awarded his

M.D. from the Ludwig Maximilians University and his Ph.D. from the Max Planck Institute of Psychiatry, both in Munich. He is the recipient of a number of scientific awards and has authored over 100 scientific publications. He is a member of the Supervisory Boards of ALTANA Pharma AG, BioXell SpA and Santhera Pharmaceuticals AG.

Mirko Scherer, Ph.D.

Senior Vice President

Chief Financial Officer

Mirko Scherer, Ph.D., co-founder of GPC Biotech AG, serves the Company as Senior Vice President and Chief Financial Officer. Previously, Dr. Scherer worked for The Boston Consulting Group in Munich, where he was a management consultant to several industries, including banking. He graduated with a degree in business administration from the University of Mannheim in Germany and obtained his MBA from the Harvard University Graduate School of Business Administration. Dr. Scherer received his Ph.D. in finance from the European Business School in Oestrich-Winkel in Germany. Dr. Scherer is a member of the Börsenrat (Exchange Council) of the Frankfurt Stock Exchange. He is also a member of the foundation Stichting Preferente Aandelen QIAGEN, located in Venlo, The Netherlands.

Elmar Maier, Ph.D.

Senior Vice President, Business Development

Chief Operating Officer (Martinsried/Munich, Germany)

Elmar Maier, Ph.D., co-founder of GPC Biotech AG, serves the Company as Senior Vice President, Business Development. He is also Chief Operating Officer of the Martinsried facility. Dr. Maier has successfully negotiated multiple pharmaceutical and biotech alliances. Previously, Dr. Maier ran a consulting firm commercializing biotech know-how. He was also Department and Project Manager at the Max Planck Institute for Molecular Genetics in Berlin, where he arranged collaborations with pharmaceutical and biotech companies. Dr. Maier has received numerous awards, including fellowships for his research in the field of genomics technologies at the Imperial Cancer Research Fund in London. Dr. Maier holds a degree in chemistry and obtained his Ph.D. in biology from the University of Konstanz in Germany. He is a member of the Supervisory Board of GATC Biotech AG.

Sebastian Meier-Ewert, Ph.D.

Senior Vice President

Chief Scientific Officer

Chief Operating Officer (Waltham, Mass., USA)

Sebastian Meier-Ewert, Ph.D., co-founder of GPC Biotech AG, serves as the Company’s Senior Vice President and Chief Scientific Officer. He is also Chief Operating Officer of the Waltham facility. Prior to co-founding GPC Biotech, Dr. Meier-Ewert established and led a team of scientists working on gene expression analysis and bioinformatics at the Max Planck Institute for Molecular Genetics in Berlin. He also co-founded a consulting firm specializing in biotechnology know-how and technologies. Dr. Meier-Ewert studied biochemistry at University College, London. He completed his postgraduate training at the Imperial Cancer Research Fund in London and received his Ph.D. from the University of London. He is the recipient of several awards and author of more than 30 publications. Dr. Meier-Ewert is a member of the Supervisory Board of Immatics Biotechnologies GmbH.

Marcel Rozencweig, M.D.

Senior Vice President, Drug Development

Marcel Rozencweig, M.D. joined GPC Biotech in 2001. He previously worked for Bristol-Myers Squibb for 18 years, where he held several senior leadership positions in drug development and strategic planning, including Vice President, Oncology, Infectious Diseases and Immunology Clinical Research; and Vice President, Strategic Planning and Portfolio Management. Dr. Rozencweig is a world-renowned expert in oncology drug development. His many achievements include significant contributions leading to the FDA approval of 11 drugs, mostly anticancer treatments, including the blockbusters TAXOL® and Paraplatin® (carboplatin). Dr. Rozencweig is an Adjunct Associate Professor of Medicine at New York University and has authored or co-authored more than 200 scientific publications.

Gregory H. Hamm

Vice President, Corporate Integration

Vice President, Bioinformatics and Information Technology

Site Head (Princeton, N.J., USA)

Gregory H. Hamm joined GPC Biotech in 1999 as Vice President, Bioinformatics and Information Technology, as well as Site Head of the Princeton facility. In 2001, Mr. Hamm was also appointed Vice President, Corporate Integration, which includes responsibility for Human Resources worldwide. Mr. Hamm was previously Vice President, Bioinformatics, at Genome Therapeutics Corporation (now Oscient Pharmaceuticals Corporation), where he was responsible for all computational aspects of the company’s scientific programs, including its work on the Human Genome Project. Before 1995, Mr. Hamm was Director of the Molecular Biology Computing Laboratory at Rutgers University (U.S.). In addition, previously he was the founder and manager of the EMBL Data Library and Head of Computing at the European Molecular Biology Laboratory (EMBL) in Heidelberg (Germany), where he worked from 1980 until 1986.

John P. Richard

Senior Business Advisor

John P. Richard joined GPC Biotech in 1999. Previously, he was Executive Vice President, Business Development at SEQUUS Pharmaceuticals, where he was responsible for negotiating the acquisition of SEQUUS by ALZA Corporation in 1999. Prior to SEQUUS, Mr. Richard headed business development for Vivus and Genome Therapeutics Corporation (now Oscient Pharmaceuticals Corporation), where he was responsible for establishing numerous pharmaceutical alliances. He was also co-founder and original Chief Executive Officer of IMPATH Inc. Mr. Richard currently serves on the Board of Directors of Altus Pharmaceuticals Inc., Targacept, Inc., and Zygogen, LLC. Mr. Richard received his MBA from Harvard Business School and his B.S. from Stanford University.

Executive Committee 30 | 31

Glossary

Antibody

A protein produced by the immune system in response to the presence of a specific antigen and that binds to the antigen. When antibodies bind to corresponding antigens, they usually set in motion a process to eliminate the antigens.

A monoclonal antibody is produced by cells created through the fusion of an antibody-producing cell (such as a B-lymphocyte) with an immortalized cell. This process is accomplished in a laboratory and produces hybrid cells that express properties of both parent cells. The cells are all identical since they derive from a single cell and therefore are called “monoclonal.” These cells produce large amounts of a specific antibody that binds to a specific antigen.

Antigen

A foreign substance that, when introduced into the body, stimulates the immune system to produce antibodies as part of the body’s defense against infection and disease.

Apoptosis

So-called “programmed cell death,” the body’s normal method of disposing of damaged, unwanted, or unneeded cells. Apoptosis signifies a process in which certain signals lead cells to self-destruct. This is one way by which the organism protects itself against cells that have taken the first step in the transformation into cancer cells. Cancer cells, on the other hand, often carry mutations that make them resistant to this form of cell death.

Cell

The basic unit of which all living things are made. Cells replace themselves by dividing and forming new cells (mitosis). The processes that control the formation of new cells and the proper growth cells are disrupted in cancer.

Chemotherapy

Treatment of cancer or other malignant diseases by the use of drugs that interfere with the growth or reproduction of malignant cells.

First-line chemotherapy is the first application of chemotherapy for patients who have not been treated with a chemotherapeutic regimen previously.

Second-line chemotherapy is the application of a different kind of chemotherapy regimen for patients who already have failed one chemotherapeutic regimen.

Clinical investigator

A medical researcher in charge of carrying out a clinical trial’s protocol.

Cyclin-dependent kinases (Cdks)

Proteins that are involved in the regulation of the cell division cycle.

Cytotoxic

Toxic to cells, cell-killing

Data Monitoring Board (DMB)

An independent, impartial committee composed of clinical research experts who review data while a clinical trial is in progress to ensure that participants are not exposed to undue risk. A DMB may recommend that a trial be stopped or continued based on safety, efficacy or ethical reasons.

Double-blind study

A clinical trial design in which neither the participating individuals nor the study staff know which participants are receiving the experimental drug and which are receiving a placebo (or another therapy). Double-blind trials are thought to produce objective results since the expectations of the doctor and the participant about the experimental drug do not affect the outcome.

EMEA (European Agency for the Evaluation of Medicinal Products)

This organization is in charge of coordinating scientific resources in member states of the European Union with a view to evaluating and supervising medicinal products for both human and veterinary use.

“Fast track” designation

The FDA’s fast track programs are intended to facilitate the development and expedite the review of drugs that treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. The “fast track” designation enables a company to do a rolling submission, submitting sections of the NDA (New Drug Application) as they become available.

FDA (U.S. Food and Drug Administration)

The U.S. Department of Health and Human Services agency responsible for ensuring the safety, regulation and effectiveness of all drugs, vaccines, medical devices, etc. and the approval of drugs.

Immune system

The complex system of organs, cells, and natural substances that normally protects the body from infections, diseases, and foreign substances by attacking the invaders or the abnormal cells. The immune system may also help the body fight some cancers.

Inhibitor

A chemical or biological substance that can reduce or shut off specific biological or biochemical processes.

Investigational New Drug (IND)

An Investigational New Drug (IND) Application is a request for authorization from the FDA to administer an investigational drug or biological product to humans.

In vitro

Outside a living organism. Pertaining to a biochemical process or reaction that takes place in a test tube or other non-living laboratory setting, rather than in a living organism.

In vivo

Within a living organism. Pertaining to a biological or biochemical process or reaction that takes place in a living organism, such as yeast, animals or humans.

Kinases

A specific class of enzymes (catalyst proteins) that attaches a phosphate group to another molecule. Kinases function to regulate biological processes and therefore are important targets for drugs.

Leukemia

Cancer of the blood or blood-forming tissues, such as bone marrow. People with leukemia often have a noticeable increase in white blood cells.

Chronic lymphoid leukemia (CLL) is a common type of slowly progressing cancer in which too many lymphocytes are found in the peripheral blood and bone marrow.

Hairy cell leukemia is a rare type of chronic leukemia in which the abnormal white blood cells appear to be covered with tiny hair-like structures.

Lung cancer

A cancerous growth in lung tissue.

Non-small cell lung cancer (NSCLC) is a group of lung cancers that includes squamous cell carcinoma, adenocarcinoma, and large cell carcinoma. Approximately 80 percent of all lung cancers are non-small cell lung cancer.

Small cell lung cancer is a type of lung cancer in which the cells are small and round. Also called oat cell lung cancer.

Lymphoma

A cancer that begins in the cells of the immune system and collects in the lymphatic system, a network of thin vessels and nodes throughout the body whose function is to fight infection. Lymphoma involves a type of white blood cells called lymphocytes.

Burkitt lymphoma is an aggressive (rapidly progressing) type of B-cell lymphoma that occurs most often in children and young adults.

B-cell lymphoma is a type of cancer associated with the uncontrollable growth of B-cells, a specific kind of immune cell.

Hodgkin’s lymphoma is a cancer in the lymphatic system that causes the cells in the lymphatic system to abnormally reproduce, eventually making the body less able to fight infection.

Non-Hodgkin’s lymphoma – the most common form of lymphoma – is a cancer in the lymphatic system that causes the cells in the lymphatic system to abnormally reproduce, eventually causing tumors to grow. Non-Hodgkin’s lymphoma cells can also spread to other organs.

Major histocompatibility complex (MHC) class II molecules

Proteins found on the surface of most mammalian cells that communicate with the immune system and allow for the detection of foreign substances.

Mechanism-of-action

The molecular process by which a substance produces a reaction or a series of reactions that lead to a physiological effect in the body.

Multiple myeloma

A cancer that affects blood plasma cells. The disease causes the growth of tumors in many bones, which can lead to bone pain and fractures. In addition, the disease often causes kidney problems and lowered resistance to infection.

New Drug Application (NDA)

A New Drug Application (NDA) is a request for authorization from the FDA to market a new drug product.

Oncology

The study of cancer.

Open label study

A clinical study in which doctors and participants know what drug is being administered.

Phase 1 (of clinical development)

Part of clinical development in which an investigational new drug is normally tested on healthy human volunteers in order to evaluate its potential toxicity, pharmacokinetic properties and suitable dosage. In the case of anticancer drugs, actual volunteer cancer patients are treated in Phase 1.

Phase 2 (of clinical development)

Part of clinical development in which the short-term efficacy, potential side effects and optimal dose of an investigational new drug are tested on a small number of patients suffering from the disease targeted by the drug. In the case of anticancer drugs, patients with a specific cancer type are selected for treatment.

Phase 3 (of clinical development)

Part of clinical development in which an investigational new drug is tested in a large number of patients (often hundreds or thousands) to evaluate its safety and efficacy in order to evaluate the risk-benefit of the potential new therapy.

Placebo

An inactive pill, liquid or powder that has no treatment value.

Prostate

A male sex gland that produces a viscid secretion that forms part of the seminal fluid.

Protein

A large molecule composed of one or more chains of amino acids in a specific order. Proteins are required for the structure, function and regulation of the body’s cells, tissues and organs, and each protein has unique functions. Examples include enzymes and antibodies.

PSA (prostate-specific antigen)

An antigen made by the prostate gland and found in the blood; may indicate cancer in the prostate gland.

Randomized trial

A study in which participants are randomly (i.e., by chance) assigned to one of two or more treatment arms of a clinical trial.

Refractory disease

Diseases that have not responded or no longer respond to a particular treatment.

Relapsed disease

The return of signs and symptoms of diseases after a period of improvement.

Restriction point

A point during the mammalian cell cycle, late in G1 (Gap1 – the first of the four cell division phases in the cell cycle), after which the cell must, normally, proceed through to division.

Small molecule

A substance of relatively small size, e.g., a drug, as opposed to large molecules such as proteins and antibodies.

Solid tumor

An abnormal mass of tissue that usually does not contain liquid areas. Solid tumors may be benign (not cancerous) or malignant (cancerous). Different types of solid tumors are named for the type of cells that form them.

SPA (Special Protocol Assessment)

Special procedures published by the FDA in 2002 to encourage a meaningful dialog between the Agency and a drug developer prior to the initiation of registrational studies. Under this SPA program, the FDA evaluates whether the protocol for a clinical trial is adequate to meet scientific and regulatory requirements for marketing approval of the drug by the FDA.

Taxane

A class of drug that inhibits cell growth by stopping cell division. Taxanes are used as treatments for cancer. Also called antimitotic or antimicrotubule agents or mitotic inhibitors. The marketed drugs TAXOTERE® and TAXOL® are taxanes.

Xenotransplant

A surgical procedure in which tissue or whole organs are transferred between organisms of different species, genus, or family.

Glossary 32 | 33

Trademark References

Aleve® is a registered trademark of Bayer Corporation.

BEXXAR® (tositumomab and iodine | 131 tositumomab) is a registered trademark of Corixa Corp. Celebrex® (celecoxib) is a registered trademark of Pfizer. Eloxatin® (oxaliplatin) is a registered trademark of sanofi-aventis Group.

Gleevec®/Glivec® (imatinib mesylate) is a registered trademark of Novartis AG. HuCAL® is a registered trademark of MorphoSys AG. Iressa® (gefitinib) is a registered trademark of AstraZeneca

Pharmaceuticals LP.

Paraplatin® (carboplatin) is a registered trademark of Bristol-Myers Squibb Company. RITUXAN® (rituximab) is a registered trademark of

Biogen Idec.

TarcevaTM (erlotinib) is a registered trademark of OSI Pharmaceuticals, Inc. TAXOL® (paclitaxel) is a registered trademark of

Bristol-Myers Squibb Company.

TAXOTERE® (docetaxel) is a registered trademark of

sanofi-aventis Group. Vioxx® (rofecoxib) is a registered trademark of Merck & Co. ZEVALIN® (ibritumomab tiuxetan) is a registered trademark of Biogen Idec.

Financial Calendar and Contacts

Important Corporate Events 2005

March 15

Publication of results for fiscal year 2004

May 4

Publication of results for first three months 2005

June 8

Annual Shareholders’ Meeting, Munich, Germany

August 4

Publication of results for first six months 2005

November 3

Publication of results for first nine months 2005

Contacts

Martin Braendle

Associate Director, Investor Relations &

Corporate Communications

Phone: +49 (0)89 85 65-26 93

Fax: +49 (0)89 85 65-26 10

IR@gpc-biotech.com

Laurie Doyle

Associate Director, Investor Relations &

Corporate Communications

Phone: +1 781 890 9007 (ext. 267)

Fax: +1 781 890 9005

usinvestors@gpc-biotech.com

Headquarters

GPC Biotech AG

Fraunhoferstr. 20

82152 Martinsried/Munich, Germany

Phone: +49 (0)89 85 65-26 00

Fax: +49 (0)89 85 65-26 10

info@gpc-biotech.com www.gpc-biotech.com

GPC Biotech Inc.

610 Lincoln Street

Waltham, MA 02451, USA

Phone: +1 781 890 9007

Fax: +1 781 890 9005

101 College Road East

Princeton, NJ 08540, USA

Phone: +1 609 524 1000

Fax: +1 609 524 1050

Imprint

Design KMS Team GmbH (Munich, Germany)

Photography Kuhnle + Knödler fotodesign bft (Radolfzell, Germany) Roberto Granata (Rome, Italy)

Printing F-Media Druck GmbH (Kirchheim/Heimstetten, Germany)

Authority GPC Biotech AG Investor Relations & Corporate Communications

Copy deadline February 28, 2005 (subjects unrelated to financials)

This Annual Report contains forward-looking statements, including statements about the progress, timing and completion of research, development, pre-clinical studies and clinical trials for the Company’s product candidates and the market potential of the Company’s product candidates. These forward-looking statements are based on the Company’s current expectations and projections about future events and are subject to risks, uncertainties and assumptions. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Report might not occur. We direct you to the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission for additional details on the important factors that may affect the Company’s future results, performance and achievements. The Company disclaims any intent or obligation to update or revise these forward-looking statements or the factors that may affect the Company’s future results, performance or achievements, even if new information becomes available in the future.

Financial Calendar and Contacts 34 | 35